Exhibit 2.3

SECURITIES PURCHASE AGREEMENT

by and among

CARGOTEC U.S. MANUFACTURING OY,

CARGOTEC CORPORATION,

ZEBRA ENTERPRISE SOLUTIONS HOLDINGS LLC

and

THE MEMBER

(as defined herein)

January 28, 2011

i

ARTICLE VII - SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION		60
Section 7.1	Survival	60
Section 7.2	Indemnification by the Member	60
Section 7.3	Indemnification by Buyer	64
Section 7.4	Treatment of Indemnity Payments	67
Section 7.5	Remedies Exclusive	67
Section 7.6	Subrogation	67

ARTICLE VIII - TERMINATION		67
Section 8.1	Termination	67
Section 8.2	Effect of Termination	68

ARTICLE IX - GENERAL PROVISIONS		68
Section 9.1	Notices	68
Section 9.2	Disclosure Schedules	69
Section 9.3	Entire Agreement	70
Section 9.4	No Other Representations, Warranties, Covenants and Agreements	70
Section 9.5	Amendment; Waivers	70
Section 9.6	Assignment	70
Section 9.7	No Agreement Until Executed	70
Section 9.8	Interpretation	70
Section 9.9	Fees and Expenses	71
Section 9.10	Governing Law	71
Section 9.11	Dispute Resolution	71
Section 9.12	Specific Performance	72
Section 9.13	Mutual Drafting	72
Section 9.14	Miscellaneous	72
Section 9.15	Severability	73

ANNEX

Annex A	Defined Terms

EXHIBITS

Exhibit A	Assignment and Assumption Agreement
Exhibit B	Escrow Agreement
Exhibit C	MTS Contribution Agreement
Exhibit D	Reseller Agreement
Exhibit E	Source Code License Agreement (Carina Framework)
Exhibit F	Source Code License Agreement (MTS)
Exhibit G	Source Code License Agreement (TTS)
Exhibit H	Transitional Trademark License
Exhibit I	Transition Services Agreement

Exhibit J	Form of Resignation
Exhibit K	Form of FIRPTA Affidavit

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is dated as of January 28, 2011, by and among Zebra Enterprise Solutions Holdings LLC, a Delaware limited liability company (the “Company”), Cargotec U.S. Manufacturing Oy, an entity organized pursuant to the laws of the Republic of Finland (“Buyer”), Cargotec Corporation, an entity organized pursuant to the laws of the Republic of Finland (“Buyer Ultimate Parent”) and Zebra Technologies Corporation, a corporation formed under the laws of the State of Delaware (the “Member”). Certain terms used in this Agreement are defined in Section 1.1 hereof. All defined terms used in this Agreement are listed on Annex A hereto.

WHEREAS, the Member owns all the issued and outstanding limited liability membership interests in the Company (the “Company Units”);

WHEREAS, the Member desires to sell to Buyer, and Buyer desires to purchase from the Member, all of the issued and outstanding Company Units on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I - PURCHASE AND SALE OF COMPANY UNITS; CLOSING

Section 1.1 Certain Definitions. For purposes of this Agreement:

(a) “848 Application Patents” means any and all United States or foreign patents issuing from or claiming priority to United States Patent Application No. 11/624,848.

(b) “Action” means any action, suit, arbitration, hearing, investigation, audit, charge, complaint, claim, demand or other proceeding by or before any Governmental Authority.

(c) “Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(d) “Antitrust Authorities” means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Authority having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

(e) “Antitrust Filings” means any pre-merger notification and report Form filed under the HSR Act and any other filings, notifications or submissions to any Antitrust Authority under any Antitrust Law.

(f) “Antitrust Laws” means the Sherman Antitrust Act, as amended; the Clayton Act, as amended; the HSR Act; the Federal Trade Commission Act, as amended; and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

(g) “Assignment and Assumption Agreement” means that certain Assignment and Assumption Agreement between Zebra Enterprise Solutions LLC and Zebra Enterprise Solutions Corp., substantially in the form of Exhibit A attached hereto.

(h) “Business” means the business of the Company and the Subsidiaries as currently conducted by the Company and the Subsidiaries. Without limiting the foregoing, “Business” shall be understood to include the development of software products and the provision of solutions and services by the Company and the Subsidiaries (including the activities of the WhereNet Marine Business), as the same are currently provided, including (i) Terminal Operating Systems; (ii) yard management for terminals and distribution centers; and (iii) Marine Telematics Solutions. For purposes hereof “provision of solutions and services” shall mean the marketing, distribution, sales, resales and/or licensing of (1) software developed by the Company and/or the Subsidiaries, (2) hardware and software provided by third parties, the Member or its Affiliates (other than the Subsidiaries), and (3) professional services, maintenance and support provided by the Company and/or the Company’s Affiliates and/or third parties. For the avoidance of doubt “Business” shall not include the other products or services offered by Member and/or its Affiliates (other than the Subsidiaries).

(i) “Business Day” means any day, other than a Saturday or Sunday, on which the principal commercial banks in Chicago, Illinois are open for commercial banking business during normal banking hours.

(j) “Cash and Cash Equivalents” means all cash held in deposit accounts, including money market accounts, of the Company and the Subsidiaries and all cash equivalents of the Company and the Subsidiaries that are immediately convertible into cash, as determined in accordance with GAAP, net of any outstanding checks or similar instruments.

(k) “CFIUS” means the Committee on Foreign Investment in the United States.

(l) “CFIUS Clearance” means that the transactions contemplated by this Agreement have been notified to CFIUS by the Member and Buyer, and either (i) CFIUS has advised such parties that it has concluded all action under the Foreign Investment and National Security Act of 2007 without sending a report to the President of the United States regarding the transactions contemplated by this Agreement, or (ii) the President of the United States has announced his decision not to exercise his authority under the Foreign Investment and National Security Act of 2007 with respect to the transactions contemplated by this Agreement, or (iii) such parties have entered a mitigation agreement that does not materially impact the business purposes of the transactions contemplated by this Agreement.

(m) “Closing” means the date of the closing of the purchase and sale of the Company Units and the other transactions contemplated by this Agreement, as provided in Section 1.4 below.

(n) “Closing Indebtedness” means an amount equal to the Indebtedness outstanding as of the Closing.

(o) “Code” means the Internal Revenue Code of 1986, as amended.

(p) “Consideration” means the aggregate consideration to be paid by Buyer at Closing for the Company Units, as finally adjusted pursuant to Section 1.7.

(q) “Covered Application” means either or both of the Transferred MTS Application and the Licensed TTS Application in existence as of the Closing Date (“Initial Versions”), and any derivative works thereof solely with respect to the functionality of the Initial Versions therein.

(r) “Current Assets” means the accounts receivable, deposits, prepaid expenses and other current assets (excluding Cash and Cash Equivalents, any prepaid assets relating to Indebtedness and any income tax related assets) of the Business, determined in accordance with GAAP, the calculation of which is illustrated on Schedule 1.1(ww).

(s) “Current Liabilities” means the accounts payable, accrued liabilities and other current liabilities (excluding items included in Indebtedness and deferred revenue and any income tax related liabilities) of the Business (including accrued vacation and payroll expenses to be allocated to the Business by the Member), determined in accordance with GAAP, the calculation of which is illustrated on Schedule 1.1(ww).

(t) “Escrow Account” means the account established with the Escrow Agent pursuant to the Escrow Agreement.

(u) “Escrow Agent” means JP Morgan Chase Bank, N.A.

(v) “Escrow Agreement” means the escrow agreement entered into in connection with this Agreement in substantially the form attached as Exhibit B.

(w) “Escrow Amount” means 15% of the Closing Consideration.

(x) “GAAP” means United States generally accepted accounting principles as in effect from time to time, applied consistently with the principles used in preparing the Member’s financial statements as of and for the year ended December 31, 2009.

(y) “Governing Documents” means, with respect to any Person (other than an individual): (i) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all by-laws, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented to date.

(z) “Governmental Authority” means any federal, provincial, state, local or foreign government, any governmental, regulatory or administrative authority, agency, bureau or commission or any court, tribunal or judicial or arbitral body.

(aa) “Indebtedness” means, with respect to the Company or any Subsidiary, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums, including any applicable prepayment penalties, fees or premiums): (i) for borrowed money (including overdraft facilities); (ii) evidenced by bonds, debentures, notes or other similar instruments; (iii) for the deferred purchase price of property, goods or services, except trade accounts payable and other current liabilities arising in the ordinary course of business; (iv) as lessee under capitalized leases in accordance with GAAP; (v) created or arising under any conditional sale or other title retention agreement with respect to acquired property; (vi) contingent or otherwise, under acceptance credit, letters of credit or similar facilities; (vii) relating to interest rate or currency exchange rate protection, swap agreements and collar agreements; (viii) for Transaction Expenses; (ix) for net present value of the gross amount of facility lease impairment (to the extent not otherwise included in Current Liabilities); (x) for overpayment by Peninsular & Oriental Steam Navigation Company Limited; (xi) for any intercompany balance sheet liabilities to Member or any Affiliate of Member; and (xii) in the nature of guarantees of any of the foregoing, the calculation of which is illustrated on Schedule 1.1(ww).

(bb) “Initial Escrow Release Date” means the date that is 12 months following the Closing Date.

(cc) “Law” means any constitution, statute, law, code, ordinance, rule, regulation, judgment, order, decree or ruling of any Governmental Authority.

(dd) “Liability” means any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether direct or indirect, whether liquidated or unliquidated, and whether due or to become due), including, without duplication, any Indebtedness or liability for Taxes.

(ee) “License Agreements” means the Source Code License Agreement (TTS), the Source Code License Agreement (MTS) and the Source Code License Agreement (Carina Framework), collectively.

(ff) “Licensed TTS Application” means the Truck Tagging Solution software application made commercially available by Zebra Enterprise Solutions Corp. for which the source code is licensed to Company pursuant to the Source Code License Agreement (TTS).

(gg) “Losses” of a Person means any and all losses, liabilities, damages, claims, awards, judgments, costs and expenses (including reasonable attorneys’ fees) actually suffered or incurred by such Person.

(hh) “Marine Telematics Solutions” means systems comprising the combination of the Transferred MTS Application and/or Licensed TTS Application with hardware and/or software provided by third parties, the Member or its Affiliates (other than the Subsidiaries) for locating, tracking and managing containers and container handling equipment (including terminal tractors) and trucks for use with Terminal Operating Systems.

(ii) “Marine Terminal Software” means a software application designed to provide business events to a Terminal Operating System indicating the movement of containers and container handling equipment (including terminal tractors) within a terminal by processing physical location and telematics information received from other hardware and software.

(jj) “Material Adverse Effect” means any material adverse change, event, circumstance with respect to, or material adverse effect on, the Business, financial condition or results of operations of the Company and the Subsidiaries, taken as a whole, provided, however, that none of the following constitute, or will be considered in determining whether there has occurred, a Material Adverse Effect: (i) changes that are the result of factors generally affecting the industries or markets in which the Company or any of the Subsidiaries operates; (ii) any adverse change, event or circumstance to the extent arising out of or resulting from actions of the parties contemplated by this Agreement or the pendency or announcement of the transactions contemplated by this Agreement; (iii) changes in Laws or GAAP or the interpretation thereof; (iv) any action taken at the written request of Buyer or Buyer Ultimate Parent; (v) any failure of the Company to meet any projection or forecast prior to the Closing and disclosed to Buyer or Buyer Ultimate Parent (provided that the changes, events or circumstances underlying any such failure may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect exists or has occurred); (vi) changes that are the result of general economic or industry factors affecting the national, regional or world economy; and (vii) acts of war or terrorism; except, in each case described in (i), (iii), (vi) or (vii), to the extent they have a disproportionate impact on the Business relative to other participants in the industry in which the Company operates.

(kk) “Member Patents” means any and all United States and/or foreign patents issued as of the Closing Date or issuing after the Closing Date and claiming priority to patent applications in existence as of the Closing Date, in each case, only to the extent owned or controlled (by way of an exclusive license with the right to enforce) by Member or any of its current Affiliates including Zebra Enterprise Solutions Corp., as of the Closing Date.

(ll) “MTS Contribution Agreement” means that certain MTS Contribution Agreement between Zebra Enterprise Solutions LLC and Zebra Enterprise Solutions Corp., substantially in the form of Exhibit C attached hereto.

(mm) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended).

(nn) “Pre-Closing Taxable Period” means any taxable period (or portion thereof) ending on or before the Closing Date, including, in the case of a Straddle Period the portion of such Straddle Period ending at the end of the day on the Closing Date.

(oo) “Reseller Agreement” means that certain Reseller Agreement between the Member or one of the Subsidiaries or Affiliates, and the Company or Buyer and Buyer Ultimate

Parent, substantially in the form of Exhibit D attached hereto, pursuant to which Company may resell certain specified location solutions of Member or the Subsidiaries or Affiliates into the markets defined therein.

(pp) “Second Escrow Release Date” means the date that is 18 months following the Closing Date.

(qq) “Securities Act” means the Securities Act of 1933, as amended, or any successor Law.

(rr) “Source Code License Agreement (Carina Framework)” means that certain Source Code License Agreement (Carina Framework) between the Member, and the Company or Buyer and Buyer Ultimate Parent, substantially in the form of Exhibit E attached hereto.

(ss) “Source Code License Agreement (MTS)” means that certain Source Code License Agreement (MTS) between the Member, and the Company or Buyer and Buyer Ultimate Parent, substantially in the form of Exhibit F attached hereto.

(tt) “Source Code License Agreement (TTS)” means that certain Source Code License Agreement (TTS) between the Member, and the Company or Buyer and Buyer Ultimate Parent, substantially in the form of Exhibit G attached hereto.

(uu) “Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

(vv) “Subsidiaries” means the Company’s subsidiaries listed on Schedule 2.1(c) attached hereto.

(ww) “Target Working Capital” means an amount equal to Twenty Two Million Three Hundred Seventy Five Thousand Dollars ($22,375,000), the calculation of which is illustrated on Schedule 1.1(ww).

(xx) “Tax Returns” means any report, return, declaration, claim for refund, information return, statement, document or other filing, including any schedule or attachment thereto and any amendment thereof, required to be supplied to the IRS or any other Governmental Authority with respect to Taxes.

(yy) “Taxes” means (i) any and all U.S. federal, state, local and foreign taxes, charges, fees, levies or other assessments, imposed by the IRS or any other taxing authority, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes and (ii) all interest, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such amounts referred to in clause (i).

(zz) “Terminal Operating Systems” means terminal operating systems that provide visibility, control, optimization, scheduling, planning, analytics and automated handling of maritime containers, rail containers and break bulk, in maritime, waterway, rail-to-rail and intermodal rail terminal operations.

(aaa) “Transaction Expenses” means any: (i) unpaid fees, expenses and disbursements of the Company’s legal, accounting and financial advisors incurred by the Company or any Subsidiary (including Goodwin Procter LLP or Deutsche Bank Securities Inc.), to the extent the Company or any Subsidiary is liable therefor, in connection with the transactions contemplated by this Agreement, (ii) any other unpaid third party fees and expenses incurred by the Company or any Subsidiary, to the extent the Company or any Subsidiary is liable therefor, in connection with the transactions contemplated by this Agreement (it being understood that, as of the date hereof, there are no such third parties who have been so engaged except as described in clause (i) above) and (iii) any unpaid change-in-control, termination, severance stay-bonus, transaction completion bonus or other similar payment required to be made or reimbursed by the Company or any Subsidiary on or after Closing as a result of the transactions contemplated by this Agreement.

(bbb) “Transferred MTS Application” means the Marine Terminal Solution software application formerly made commercially available by Zebra Enterprise Solutions Corp., as assigned to the Company pursuant to the MTS Contribution Agreement.

(ccc) “Transitional Trademark License” means that certain Transitional Trademark License among Zebra Enterprise Solutions LLC, Zebra Enterprise Solutions Corp. and ZIH Corp. substantially in the form of Exhibit H attached hereto.

(ddd) “Transition Services Agreement” means that certain Transition Services Agreement between the Member, the Company, Buyer and Buyer Ultimate Parent, substantially in the form of Exhibit I attached hereto.

(eee) “WhereNet Marine Business” means the following as conducted by Zebra Enterprise Solutions Corp. and/or the Company and the Subsidiaries with respect to the Transferred MTS Application: (i) the development of the Transferred MTS Application; (ii) the marketing, distribution, sales, resales and/or licensing of the Transferred MTS Application and (iii) professional services, maintenance and support related to the Transferred MTS Application.

(fff) “Working Capital” means the working capital of the Company and the Subsidiaries, calculated as of the close of business on the Closing Date as Current Assets minus Current Liabilities, determined consistent with the calculation of Target Working Capital as set forth on Schedule 1.1(ww).

(ggg) “Working Capital Adjustment Amount” means the excess, if any, of the Target Working Capital over the Estimated Working Capital.

Section 1.2 Purchase and Sale of Company Units. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Member agrees to sell to Buyer, and Buyer agrees to purchase from the Member, the Company Units for the Consideration as provided in Section 1.3 below.

Section 1.3 Consideration. The aggregate consideration to be paid by Buyer at Closing for the Company Units (the “Closing Consideration”) shall be a cash amount equal to: (a) the sum of (i) One Hundred Ninety One Million Six Hundred Thousand Dollars ($191,600,000), plus (ii) Estimated Cash and Cash Equivalents, minus (b) the sum of (i) the Estimated Closing Indebtedness, plus (ii) if the Estimated Working Capital is less than the Target Working Capital, the Working Capital Adjustment Amount.

Section 1.4 Closing. The Closing shall be held at the offices of Goodwin Procter LLP, Exchange Place, 53 State Street, Boston, Massachusetts 02109, on the date that is the earlier of (i) thirty (30) days following the date of this Agreement and (ii) five (5) Business Days following the date on which the conditions to Closing set forth in Section 6.1, Section 6.2 and Section 6.3 of this Agreement have been satisfied, or at such other time or such other place as Buyer and the Member may mutually determine. The date of the Closing is referred to herein as the “Closing Date.”

Section 1.5 Certain Payments and Deliverables at Closing.

(a) The Member will deliver or cause to be delivered to Buyer, at the Closing, an updated ownership ledger evidencing the transfer of the Company Units to Buyer.

(b) At the Closing, Buyer will deliver or cause to be delivered the Closing Consideration, determined pursuant to Section 1.3, as follows:

(i) to the Escrow Agent by wire transfer of immediately available funds to the account previously specified in writing by the Escrow Agent to Buyer, cash equal to the Escrow Amount for deposit into the Escrow Account; and

(ii) to the Member by wire transfer of immediately available funds to the account previously specified in writing by the Member to Buyer, cash equal to the balance of the Closing Consideration.

Section 1.6 Closing Estimates. No later than three (3) Business Days prior to the Closing Date, the Member shall (i) cause to be prepared and delivered to Buyer the most recently available month-end balance sheet of the Company and the Subsidiaries prepared in the same manner as the Base Balance Sheet (as defined below), and (ii) cause to be prepared and delivered to Buyer a certificate setting forth in reasonable detail the Closing Consideration, including the estimated Closing Cash (the “Estimated Cash and Cash Equivalents”), estimated Closing Indebtedness (the “Estimated Indebtedness”) and estimated Closing Working Capital (the “Estimated Working Capital”) for the Company and the Subsidiaries based on such balance sheet.

Section 1.7 Purchase Price Adjustment.

(a) Post-Closing Estimate. Within sixty (60) days following the Closing Date, the Buyer shall prepare and deliver to the Member (i) a balance sheet of the Company and the Subsidiaries as of the close of business on the date preceding the Closing Date prepared in the same manner as the Base Balance Sheet (the “Closing Balance Sheet”) and (ii) a statement (the “Closing Statement”) setting forth Buyer’s calculation of [a] the Company’s and the Subsidiaries’ Working Capital prepared as of the close of business on the date preceding the Closing Date (the “Closing Working Capital”), [b] Closing Indebtedness and [c] the Company’s and the Subsidiaries’ Cash and Cash Equivalents prepared as of the close of business on the date preceding the Closing Date (the “Closing Cash”), along with reasonable supporting detail to evidence the Buyer’s calculations, explanations and assumptions for the calculation of such amounts.

(b) Disputes. If the Member disagrees with all or any portion of the Closing Statement, the Member shall notify the Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement and including a revised version of the Closing Statement (the “Dispute Notice”), within thirty (30) days of its receipt of the Closing Statement; provided, however, that the Member shall not dispute, and shall not provide any Dispute Notice, with respect to any item or series of related items unless the amount in dispute with respect to such item or series of related items exceeds $10,000. In the event that the Member does not provide a Dispute Notice within such thirty (30) day period, the Member shall be deemed to have accepted the Closing Statement in its entirety, which shall be final, binding and conclusive for all purposes hereunder. In the event any such Dispute Notice is provided within such thirty (30) day period, the Buyer and the Member shall use commercially reasonable efforts for a period of fifteen (15) days (or such longer period as they may mutually agree in writing) to negotiate and resolve any disagreements by the Member set forth in the Dispute Notice. During each of the thirty (30) day periods following the Member’s receipt of the Closing Statement and the fifteen (15) day period described in the immediately preceding sentence, Buyer shall on a timely basis provide to the Member and its authorized representatives reasonable access to all records (and employees of Buyer and the Company who were involved in the preparation of the Closing Statement, including such access to facilities as is reasonably necessary to have such access to such employees) and the Buyer’s outside accountants and their work papers and other documents used in preparing the such statement. If, at the end of the fifteen (15) day period, Buyer and the Member do not resolve any such disagreements, then the Buyer and the Member shall engage KPMG to resolve such dispute (the “Neutral Auditor”). The Neutral Auditor shall be authorized to resolve only those items remaining in dispute between the Buyer and the Member in accordance with this Section 1.7(b). The Neutral Auditor shall be provided with (i) a copy of this Agreement, (ii) the Closing Statement and related supporting detail prepared by the Buyer and delivered to the Member, (iii) the Dispute Notice and any supporting detail accompanying such Dispute Notice prepared by the Member, and (iv) any information requested by the Neutral Auditor as necessary or appropriate in resolving such dispute. The Neutral Auditor shall review such statements and, within thirty (30) days of its appointment, shall deliver a revised version of the Closing Statement setting forth its resolution of the dispute, which absent fraud or manifest error, shall be binding upon the parties; provided, however, that in resolving any disputed item, the Neutral Auditor shall select an amount that is either the amount owed as shown on the Closing Statement or the Dispute Notice or any amount between the amounts shown thereon. Any fees and expenses of the Neutral Auditor shall be allocated between Buyer and the Member such that the amount paid by the Member bears the same proportion to the total amount of such fees and expenses that the aggregate dollar amount unsuccessfully disputed by the Member bears to the total dollar amount of disputed items that were submitted to the Neutral Auditor, and Buyer shall pay the balance.

(c) Determinations; Adjustments.

(i) Working Capital Adjustment.

(A) If the Target Working Capital was greater than or equal to the Estimated Working Capital, and the Estimated Working Capital is greater than the Closing Working Capital as finally determined pursuant to this Section 1.7, the Member shall pay to Buyer the excess of the Estimated Working Capital over the Closing Working Capital in accordance with Section 1.7(d).

(B) If the Target Working Capital was greater than or equal to the Estimated Working Capital, and the Estimated Working Capital is less than the Closing Working Capital as finally determined pursuant to this Section 1.7, then (1) if the Closing Working Capital is less than or equal to the Target Working Capital, Buyer shall pay to the Member the excess of the Closing Working Capital over the Estimated Working Capital in accordance with Section 1.7(d) or (2) if the Closing Working Capital exceeds the Target Working Capital, Buyer shall pay to the Member the Working Capital Adjustment Amount, plus, to the extent the Closing Working Capital exceeds the Target Working Capital by more than $200,000, the amount of such excess, in accordance with Section 1.7(d).

(C) If the Estimated Working Capital was greater than or equal to the Target Working Capital, and the Target Working Capital is greater than the Closing Working Capital as finally determined pursuant to this Section 1.7, the Member shall pay to Buyer the excess of the Target Working Capital over the Closing Working Capital in accordance with Section 1.7(d).

(D) If the Estimated Working Capital was greater than or equal to the Target Working Capital, and the Target Working Capital is less than the Closing Working Capital as finally determined pursuant to this Section 1.7, to the extent the excess of the Closing Working Capital over the Target Working Capital exceeds $200,000, Buyer shall pay to the Member such excess in accordance with Section 1.7(d).

(ii) Closing Indebtedness Adjustment. If the Closing Indebtedness as finally determined pursuant to this Section 1.7 is greater than the Estimated Indebtedness, the Member shall pay to the Buyer such excess in accordance with Section 1.7(d). If the Estimated Indebtedness is greater than the Closing Indebtedness as finally determined pursuant to this Section 1.7, Buyer shall pay to the Member such excess in accordance with Section 1.7(d).

(iii) Closing Cash Adjustment. If the Closing Cash as finally determined pursuant to this Section 1.7 is greater than the Estimated Cash and Cash Equivalents, Buyer shall, or shall cause the Company to, pay to the Member such excess in accordance with Section 1.7(d). If the Closing Cash as finally determined pursuant to this Section 1.7 is less than the Estimated Cash and Cash Equivalents, Buyer shall be entitled to receive such shortfall in accordance with Section 1.7(d).

(d) Payments. Without duplication, all amounts owed pursuant to Section 1.7 shall be aggregated, and the net amount (if any) owed by Buyer to the Member, on the one hand, or the Member to Buyer, on the other hand, shall be referred to as the “Final Closing Adjustment Amount.” In the event that the Final Closing Adjustment Amount is owed to Buyer, an amount in cash equal to the Final Closing Adjustment Amount shall be paid by wire transfer of immediately available funds in cash by the Member to Buyer. In the event the Final Closing Adjustment Amount is owed to the Member, Buyer shall pay to the Member, by wire transfer of immediately available funds, an amount in cash equal to the Final Closing Adjustment Amount. Any payment required under this Section 1.7(d) shall be made within five (5) Business Days of the final determination of the Final Closing Adjustment Amount.

Section 1.8 Escrow Funds. The funds held in the Escrow Account (the “Escrow Funds”) shall be held by the Escrow Agent to secure the rights of Buyer and any Buyer Indemnified Parties to any right to indemnification pursuant to Section 7.2. The Escrow Funds will be held by the Escrow Agent pursuant to the terms of the Escrow Agreement for a period of 18 months after the Closing Date.

ARTICLE II - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company and the Member, jointly and severally, hereby make to each of Buyer and Buyer Ultimate Parent the representations and warranties in this Article II as of the date hereof and as of the Closing Date (unless another date is so indicated, then only as of such date); and, for the avoidance of doubt, such representations and warranties are made effective following the transfers and assignments described in Section 5.16. Such representations and warranties shall be subject to the exceptions set forth in the disclosure schedules attached hereto and incorporated herein by reference (the “Schedules”), and each of which exceptions shall also be deemed to be representations and warranties made by the Company under this Article II.

Section 2.1 Existence; Good Standing.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company is duly licensed or qualified to do business as a foreign limited liability company under the Laws of each jurisdiction in which the character of its properties or in which the transaction of its Business makes such licensing or qualification necessary, except where the failure to be so licensed or qualified will not have, individually or in the aggregate, a Material Adverse Effect. The Company has all requisite power and authority to own, operate, lease and encumber its properties and to carry on its Business as currently conducted. The copies of the Company’s Governing Documents made available to Buyer’s counsel are complete and correct, and no amendments thereto are pending.

(b) Each of the Subsidiaries is a limited liability company or other corporate entity duly incorporated, organized or otherwise formed, as applicable, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization (except, in the case of good standing, for entities organized under the Laws of a jurisdiction that does not recognize such concept). Each Subsidiary is duly licensed or qualified to do business as a foreign corporation, limited liability company or other entity, as applicable, under the Laws of each jurisdiction in which the character of its properties or in which the transaction of its business makes such licensing or qualification necessary, except where the failure to be so licensed or qualified will not have, individually or in the aggregate, a Material Adverse Effect. Each Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and to carry on its business as currently conducted. The copies of the Governing Documents of each Subsidiary made available to Buyer’s counsel are complete and correct, and no amendments thereto are pending.

(c) Schedule 2.1(c) sets forth the full legal name of the Company and each Subsidiary, such entity’s jurisdiction of incorporation or organization, each jurisdiction in which such entity is licensed or qualified to do business and such entity’s business registration, federal and state tax or other comparable identifying numbers.

Section 2.2 Authority. The Company has the limited liability company power and authority to execute and deliver this Agreement, the Transition Services Agreement, the Reseller Agreement, the License Agreements and each agreement, document and instrument to be executed and delivered by or on behalf of the Company pursuant to this Agreement, the Transition Services Agreement, the Reseller Agreement and the License Agreements and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Transition Services Agreement, the Reseller Agreement and the License Agreements, the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action on the part of the Company. Each of this Agreement, the Transition Services Agreement, the Reseller Agreement and the License Agreements has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement, the Transition Services Agreement, the Reseller Agreement and the License Agreements, as the case may be, by Buyer, Buyer Ultimate Parent and the Member, as the case may be, this Agreement, the Transition Services Agreement, the Reseller Agreement and the License Agreements, as the case may be, each constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

Section 2.3 Capitalization. As of the date of this Agreement, the authorized, issued and outstanding units of membership interest or other equity interests of the Company and each of the Subsidiaries are set forth on Schedule 2.3. All of the issued and outstanding units of membership interest or other equity interests of the Company and each of the Subsidiaries are duly authorized, validly issued, fully paid and non-assessable. As of the date of this Agreement, except as set forth on Schedule 2.3 there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, conversion rights, exchange rights, deferred compensation rights, agreements, arrangements or commitments of any kind to which the Company or any of the Subsidiaries is a party relating to the issuance, or outstanding securities convertible into or exercisable or exchangeable for, any units of membership interest or other equity interests of the Company or any of the Subsidiaries, nor is the Company or any of the Subsidiaries committed to issue any such option, warrant, right of any type or security or to enter into any such agreement, arrangement or commitment. Except as set forth on Schedule 2.3, there are no outstanding or authorized unit (or equity) appreciation, phantom unit (or equity), profit participation or similar rights with respect to the Company or any of the Subsidiaries. Except as set forth on Schedule 2.3, there are no agreements or understandings to which the Member, the Company or any of the Subsidiaries is a party with respect to the voting of any units of membership interest or other equity interests of the Company or any of the Subsidiaries or which restrict the transfer of any such units or other equity interests. Except as set forth on Schedule 2.3, there are no outstanding contractual obligations of the Company or any of the Subsidiaries to repurchase, redeem or otherwise acquire any units of membership interest or other equity interests of the Company or any of the Subsidiaries. Except as set forth on Schedule 2.3, neither the Company nor any of the Subsidiaries owns directly or indirectly any interest or investment (whether equity or debt) in any Person (other than investments in short term investment securities).

Section 2.4 No Conflict; Consents. Except as set forth on Schedule 2.4, the execution and delivery by the Company of this Agreement and the License Agreements, Reseller Agreement and Transition Services Agreement, and the consummation by the Company of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, do not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any Material Contract or any other material contract, agreement, permit, license, authorization or obligation to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or any of their respective assets are bound, or any provision of the Governing Documents of the Company or any of the Subsidiaries; (ii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, in each case in any material respect, any provision of any Law, or any order of, or any restriction imposed by, any court or other Governmental Authority applicable to the Member or the Company; or (iii) require from the Company or any of the Subsidiaries any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party, except for (a) the filing of a pre-merger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration or termination of applicable waiting periods thereunder; (b) as may result from review of the transaction by CFIUS in accordance with the Foreign Investment and National Security Act of 2007; and (c) the filing of such notices, declarations, filings, consents or approvals, which if not obtained or made, will not have, individually or in the aggregate, a Material Adverse Effect.

Section 2.5 Financial Statements.

(a) The Company has delivered to Buyer true and complete copies of the following financial statements, copies of which are attached hereto as Schedule 2.5(a) (collectively, the “Financial Statements”): unaudited pro forma consolidated balance sheets of the Business which reflect the elimination of any intercompany assets and liabilities and certain pro forma adjustments as of December 31, 2009 and December 31, 2010 (the December 31, 2010 balance sheet of the Business being the “Base Balance Sheet”), and unaudited pro forma consolidated statements of income and unaudited pro forma consolidated statements of cash flows of the Business for each of the years then ended, and an illustration of the relevant pro forma adjustments.

(b) The Financial Statements (including the notes thereto): (i) have been prepared in accordance with GAAP (subject to the absence of footnotes and year end audit adjustments which are not material either individually or in the aggregate) and present fairly in all material respects the consolidated financial condition of the Business and consolidated results of the operations of the Business at and for the periods presented, (ii) are correct and complete in all material respects and (iii) are consistent with the books and records of the Business in all material respects (which books and records are correct and complete in all material respects).

(c) The Business does not have any material Liabilities, whether due or to become due, except for: (i) Liabilities set forth and adequately provided for in accordance with GAAP on the Base Balance Sheet, (ii) Liabilities that will be included as “Current Liabilities” in the Estimated Working Capital, (iii) Liabilities which have arisen or been incurred in the ordinary course of business consistent with past practices since the date of the Base Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, product liability, tort or infringement, or a claim or lawsuit, or an environmental liability), (iv) Liabilities set forth on Schedule 2.5(c) or (v) Liabilities under executory contracts for the Company or any Subsidiary or the WhereNet Marine Business to perform in the ordinary course of business and as to which neither the Company nor any Affiliate is delinquent or in default pursuant to such contract (none of which is a Liability for breach of contract, breach of warranty, product liability, tort or infringement). As of the Closing Date, neither the Company nor any Subsidiary have any Indebtedness other than the Closing Indebtedness nor any intercompany balance sheet liabilities to Member or any Affiliate of Member.

Section 2.6 Absence of Certain Changes. Except as set forth on Schedule 2.6, since the date of the Base Balance Sheet, (a) the Company and the Subsidiaries have operated only in the ordinary course of business consistent with past practices and (b) there has been no change in the condition, assets or Business of the Company or the Subsidiaries, except such changes that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Without limiting the foregoing, except as set forth on Schedule 2.6 or as contemplated by this Agreement, since the date of the Base Balance Sheet there has not been any of the following involving the Company or any Subsidiary:

(a) any amendment to the Governing Documents of the Company or any Subsidiary;

(b) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of the Subsidiaries’ share capital, capital stock or other equity interests, as applicable;

(c) any issuance, sale, material amendment or other disposal or purchase, redemption or other acquisition by the Company or any of the Subsidiaries of any capital stock or other equity or debt securities of the Company or any Subsidiary or any options, warrants, calls or rights to acquire any such shares or other securities;

(d) any split, combination or reclassification of any of the Company’s or any of the Subsidiaries’ share capital, capital stock or other equity interests, as applicable;

(e) any material change in employment terms, or any resignation, transfer or termination of any officer, director or member of the board of managers of the Company or any Subsidiary;

(f) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP;

(g) any material revaluation by the Company of any of its or the Subsidiaries’ assets, including writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business;

(h) any (i) creation or incurrence of any Indebtedness, except in the ordinary course of business and consistent with past practices, (ii) assumption, guarantee, endorsement or otherwise as an accommodation or other assumption of responsibility for the obligations of any other Person, (iii) grant of any loans or advances to, other than in the ordinary course of business and consistent with past practices, or any or capital contributions to or investment in, any other Person, (iv) creation of any Encumbrance over any asset having a book or market value in excess of $50,000 individually or $150,000 in the aggregate or (v) entry into any “keep well” or other contract to maintain any financial statement condition of another Person (including any Subsidiary) or entry into any arrangement having the economic effect of any of the foregoing;

(i) any material damage, destruction or loss (whether or not covered by insurance) adversely affecting the assets of the Company or the Subsidiaries or the business of the Company or the Subsidiaries;

(j) any sale, lease, license, pledge or other disposition of or Encumbrance on any of the Company’s or a Subsidiary’s properties or tangible assets having a book or market value in excess of $50,000 individually or $150,000 in the aggregate (other than sales of products and services in the ordinary course of business);

(k) any acquisition by merger or consolidation with, or by purchase of all or a substantial portion of the assets or any stock of, or by any other manner, any business or Person;

(l) except for renewals of or entry into of new contracts with customers entered into in the ordinary course of business consistent with past practices, any entry into, modification, acceleration, cancellation or termination of or receipt of notice of termination of, any contract (or series of related contracts) which involves a total remaining commitment by or to the Company or any Subsidiary of at least $50,000 individually or $150,000 in the aggregate;

(m) any (i) adoption, entry into, termination or amendment of any Benefit Plan, collective bargaining agreement or employment, severance or similar contract with any executive officer or key employee (except as required by applicable Law), (ii) increase in the compensation or fringe benefits of, or payment of any bonus to, any director, executive officer, employee or consultant or other independent contractor, except normal scheduled increases in the ordinary course of business and in accordance with past practices (iii) amendment or acceleration of the payment, right to payment or vesting of any compensation or benefits, (iv) payment of any benefit not provided for as of the date of this Agreement under any Benefit Plan, (v) grant of any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Benefit Plans or contracts or awards made thereunder, except in the ordinary course of business, or (vi) any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan;

(n) any loan to, or other transaction with, any of the directors, officers or employees of the Company or any Subsidiary outside the ordinary course of business;

(o) any cancellation, settlement, compromise, release or waiver of any claims or rights (or series of related claims or rights) with a value exceeding $50,000 individually or $150,000 in the aggregate;

(p) any capital expenditure or other expenditure, or commitment thereof, with respect to property, plant or equipment in excess of $50,000 individually or $150,000 in the aggregate for the Company and the Subsidiaries taken as a whole;

(q) any material acceleration or material delay in the payment of accounts payable or other Liabilities or in the collection of notes or accounts receivable;

(r) any transfer, assignment or grant of any license or sublicense of any rights under or with respect to any Intellectual Property outside the ordinary course of business;

(s) any authorization of, or contract by the Company or any Subsidiary, to take any of the actions described in this Section 2.6.

Section 2.7 Litigation. Except as set forth on Schedule 2.7, (a) there is no Action pending or material Action threatened in writing by the Company or any of the Subsidiaries, (b) there is no Action pending against the Company or any of the Subsidiaries and (c) neither the Company nor any of the Subsidiaries have received written notice of, and the Company does not have any knowledge of, any material Action threatened against the Company or any of the Subsidiaries or any condition, event, fact, circumstance or other occurrence which would reasonably be expected to result in a material Action. Schedule 2.7 sets forth each instance in which the Company or any of the Subsidiaries was a party or, to the knowledge of the Company, is or was threatened in writing to be made a party to any Action since January 1, 2008, and includes a brief description of each such Action, its amount or value and its current status or final disposition (other than ordinary and normal course workers’ compensation claims involving immaterial Liabilities). There has been no Action relating to product liability or errors or omissions with respect to products sold or licensed, or services rendered, by the Company or any of the Subsidiaries. As of the date of this Agreement, neither the Company nor any of the Subsidiaries is subject to any outstanding writ, order, judgment, ruling, charge, injunction or decree which, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

Section 2.8 Warranties. Schedule 2.8 sets forth a description of the standard product warranties, service level agreements and other warranties provided by the Company and the Subsidiaries with respect to their business, products and services and any material deviations therefrom. The reserve for warranty claims reflected on the Base Balance Sheet is adequate, in all material respects, to cover the anticipated warranty obligation of the Company or any Subsidiary in the normal and ordinary course of business.

Section 2.9 Taxes. Except as set forth on Schedule 2.9:

(a) The Company and the Subsidiaries have timely filed or been included in all income and other Tax Returns required to be filed by them or in which they were required to be included, taking into account any extension of time to file granted to or obtained on behalf of the Company or any of the Subsidiaries;

(b) Each Tax Return referred to in Section 2.9(a) (including any amendment thereto) is correct and complete in all material respects;

(c) The Company and the Subsidiaries have paid or caused to be paid all Taxes shown on the Tax Returns referred to in Section 2.9(a) as due and payable by any of them, except to the extent such Taxes are being contested in good faith by the Company or any Subsidiary or are properly reserved for on the books or records of the Company;

(d) There are no extensions of time to file any Tax Returns that are pending;

(e) There are no liens on any of the Company’s or any of the Subsidiaries’ assets that have arisen in connection with any failure (or alleged failure) to pay any Taxes;

(f) Neither the Company nor any of the Subsidiaries (i) are a party to or bound by any tax indemnity, tax sharing or tax allocation agreement, (ii) are liable for the Taxes of any other Person (other than as members of any combined, consolidated or unitary group the parent of which is the Member) or (iii) have any Liability for Taxes of any other Person (other than the Company or any of the Subsidiaries) payable by reason of contract, assumption, transferee liability, operation of law, Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax law) or otherwise;

(g) All Taxes required to be withheld by the Company or the Subsidiaries have been withheld and have been (or will be) duly and timely paid to the proper taxing authority (including those required to be withheld from any employee, vendor or other Person);

(h) Neither the Internal Revenue Service (the “IRS”) nor any other Governmental Authority is proposing or asserting by written notice to the Company or any of the Subsidiaries or has proposed or threatened in writing to assert against the Company or the Subsidiaries any deficiency, adjustment or claim for any amount of additional Taxes;

(i) No federal, state, local or foreign audits or other administrative proceedings or court proceedings are pending with regard to any Taxes or Tax Returns of the Company or any of the Subsidiaries and neither the Company nor any of the Subsidiaries has received a written notice of any actual or threatened audits or proceedings;

(j) Since January 1, 2006, no written claim has been made by a Governmental Authority in a jurisdiction where neither the Company nor the Subsidiaries file Tax Returns that either the Company and/or any of the Subsidiaries is or may be subject to taxation in that jurisdiction;

(k) Neither the Company nor any of the Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which extension is currently effective;

(l) The Company has a valid election in effect to be treated as an association taxable as a corporation for U.S. federal and state income tax purposes;

(m) Each Subsidiary of the Company has been since January 1, 2008, or, if later, the date of acquisition by the Company, treated for U.S. federal and state income tax purposes as the type of entity indicated for such Subsidiary on Schedule 2.9;

(n) Neither the Company nor any of the Subsidiaries has been a member of any combined, consolidated or unitary group filing a consolidated federal income Tax Return, other than a group the common parent of which is the Member;

(o) The Member has filed a consolidated federal income Tax Return with the Company and each Subsidiary that is organized in the United States and treated as a corporation for U.S. federal income tax purposes for the taxable year immediately preceding the current taxable year;

(p) No power of attorney has been granted by or with respect to the Company or any of the Subsidiaries with respect to any matter relating to Taxes;

(q) Neither the Company nor any of the Subsidiaries will be required to include any item of income, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) closing agreement (as described in Section 7121 of the Code or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions or excess loss account resulting from a transaction effected by the Company or any of the Subsidiaries on or before the Closing Date and described in Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amounts received on or prior to the Closing Date or (vi) pursuant to Section 951 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) with respect to income earned by the Company or any of the Subsidiaries on or before the Closing Date;

(r) Since December 14, 2007, neither the Company nor any of the Subsidiaries was a “distributing corporation” or a “controlled corporation” (each within the meaning of Section 355 of the Code) in a transaction intended to be governed by Section 355 of the Code;

(s) Neither the Company nor any of the Subsidiaries are a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or (ii) any amount that would not be deductible pursuant to Section 162(m) of the Code (or any corresponding or similar provision of state, local or foreign Tax law);

(t) All “non-qualified deferred compensation plans” (as such term is defined under Section 409A(d)(1) of the Code and the guidance issued thereunder) of the Member, its Affiliates, the Company and the Subsidiaries under which the Member, its Subsidiaries, the Company and/or the Subsidiaries make, are obligated to make or promise to make any payments or other awards to “service providers” (as such term is defined under Treasury Regulations Section 1.409A-1(f)) of the Company and/or the Subsidiaries (each, a “409A Plan”) (i) meet and have met the requirements of Sections 409A(a)(2), (3), and (4) of the Code, (ii) at all times were operated in accordance with such requirements, (iii) were operated in good faith compliance with the transitional relief and all guidance and regulations provided by the Internal Revenue Service under Section 409A of the Code, and (iv) no 409A Plan has been funded by an off-shore arrangement described in Section 409A(b)(1) of the Code;

(u) The Company and the Subsidiaries have withheld and paid all applicable FICA taxes imposed under Sections 3101 and 3111 of the Code on all nonqualified deferred compensation plans (within the meaning of Section 3121(v)(2) of the Code) of the Company and the Subsidiaries in accordance with the “special timing rule” under Treasury Regulations Sections 1.3121(v)(2)-1 through 1.3121(v)(2)-2;

(v) The Company and the Subsidiaries have disclosed on its federal income Tax Return, or have caused to be disclosed on the federal income Tax Return in which they are to be included, all positions taken therein that could give rise to substantial understatement of federal income Taxes within the meaning of Section 6662 of the Code;

(w) Neither the Company nor any of the Subsidiaries have engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b);

(x) The Company has delivered to Buyer correct copies of the Company’s federal and state income Tax Returns relating to the Company and the Subsidiaries, including, in each case, amended Tax Returns, for each of its preceding three (3) taxable years;

(y) The representations and warranties set forth in this Section 2.9 shall constitute the only representations and warranties by the Company with respect to Taxes except as otherwise explicitly provided; and

(z) Notwithstanding anything to the contrary in this Agreement, the Company makes no representations or warranties in respect of the existence, amount or usability of the Company’s tax attributes, including, without limitation, net operating losses, capital loss carryforwards, foreign tax credit carryforwards, research and development credits, asset bases and depreciation periods for taxable periods or portions thereof beginning after the Closing Date.

Section 2.10 Employee Benefit Plans.

(a) Schedule 2.10(a) sets forth (i) a list of every material employee benefit plan other than the International Employee Plans, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and any cafeteria plans within the meaning of Code section 125 currently maintained, sponsored or contributed to by the Member, the Company or any ERISA Affiliate (as defined below) for the benefit of any current or former employee, officer or director of the Company and the Subsidiaries (the “Benefit Plans”) and (ii) each Benefit Plan that is maintained, sponsored or contributed to by the Company or the Subsidiaries (the “Company Benefit Plans”). Except for such matters as set forth on Schedule 2.10(a), (i) each Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualifications thereunder; (ii) each Company Benefit Plan (and each Benefit Plan subject to Code Sections 401(a) and 125) has been administered in accordance with its terms and requirements of applicable Law; (iii) no Company Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code or is a “multiemployer plan,” as defined in Section 3(37) of ERISA; and (iv) no Company Benefit Plan provides for post-employment life or health insurance benefits for any participant or any beneficiary of a participant, except as may be required by part 6 of Subtitle B of Title 1 of ERISA or similar Law. An “ERISA Affiliate” of the Company is an entity that is considered a single employer with the Company under ERISA Section 4001(b) or part of the same “controlled group” as the Company for purposes of ERISA Section 302(d)(3).

(b) Neither the Company nor any ERISA Affiliate has engaged in any transaction within the meaning of Section 4069 of ERISA.

(c) No Action (other than routine claims for benefits) is pending or, to the knowledge of the Company, asserted in writing, in each case against the Company Benefit Plans.

(d) With respect to each Company Benefit Plan which will be assumed or continued by Buyer and each Benefit Plan subject to Code Section 401(k) or 125 for which assets may be transferred to a similar plan of Buyer or its Affiliates, the Company has made available to Buyer (if applicable to such Benefit Plan): (i) all documents embodying or governing such Benefit Plan, and any funding medium for such Benefit Plan (including trust agreements); (ii) the most recent IRS determination or opinion letter with respect to such Benefit Plan; (iii) the most recently filed IRS Forms 5500; and (iv) the summary plan description for such Benefit Plan (or other descriptions of such Benefit Plan provided to employees).

(e) With respect to each International Employee Plan (as defined below), (i) each International Employee Plan has been established, maintained and administered in compliance with its terms and conditions and applicable Law, (ii) each International Employee Plan required to be registered has been registered and has been maintained in good standing with the appropriate regulatory authorities, (iii) there are no pending, threatened or anticipated Actions (other than routine claims for benefits) by, on behalf of or against any of the International Employee Plans or any trusts, insurance contracts, escrow accounts or similar funding arrangements related thereto and (iv) since the date of the Base Balance Sheet, no International Employee Plan has been amended or modified in a manner that increases in any material amount the benefits payable pursuant to such International Employee Plan other than in the ordinary course of business or as required by applicable Law. As used in this Agreement, “International Employee Plan” shall mean each benefit plan that has been adopted or maintained by the Company or the Subsidiaries or in which the Company or the Subsidiaries or any of their employees participate, whether informally or formally, or with respect to which the Company or the Subsidiaries will or may have any material Liability, for the benefit of Company Employees who perform services outside the United States and Schedule 2.10(e) sets forth each International Employee Plan.

(f) Except as disclosed on Schedule 2.10(f), neither the Company nor any ERISA Affiliate has sponsored or been required to contribute to a defined benefit pension plan subject to Code Section 412 or a multiemployer plan as defined in ERISA Section 3(37). Neither the Company nor any ERISA Affiliate has incurred or been assessed withdrawal liability (as defined in ERISA Section 4201) that has not been paid in full.

(g) Schedule 2.10(g) sets forth every employee of the Company or any Subsidiary who, as a result of his or her participation in any Benefit Plan, holds, directly or indirectly, any option, warrant, right of any type or security or other arrangement or commitment with respect to the equity interests of the Member or any of its Affiliates, or any equity appreciation, phantom equity, profit participation or similar rights with respect to the Member or any of its Affiliates (collectively, “Member Equity Rights”) and describes the nature of such Member Equity Rights and identifies the Benefit Plan to which it relates.

(h) All contributions or premium payments required to be made to the Company Benefit Plans have been made timely or are reflected in the Company’s financials.

(i) Neither the Company nor any Subsidiary has any severance policies or plans with respect to Company Employees located outside of the United States. Any severance obligations with respect to Company Employees located outside of the United States are solely as required by applicable Law.

Section 2.11 Real and Personal Property.

(a) Neither the Company nor any of the Subsidiaries owns any real property. To the knowledge of the Company, neither the Company nor any of the Subsidiaries ever owned any real property.

(b) Schedule 2.11(b) sets forth: (i) the address of each parcel of real property currently leased by the Company or any of the Subsidiaries (the “Leased Real Property”) (ii) as well as a true and complete list of all leases relating to Leased Real Property (each, a “Lease”), including the date and name of the parties to such Lease. The Company has delivered to Buyer a true and complete copy of each Lease. With respect to each Lease:

(i) the Company or a Subsidiary, as applicable, has a legal, valid, binding and enforceable leasehold interest to the leasehold estate in the Leased Real Property granted to the Company or such Subsidiary, as applicable, pursuant to such Lease that is in full force and effect, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity as they may relate to third parties other than the Company or a Subsidiary;

(ii) neither the Company nor any of the Subsidiaries has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in such Lease;

(iii) the transactions contemplated by this Agreement: (a) do not require the consent of any other party to such Lease, (b) will not result in a material breach of or material default under such Lease and (c) will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on substantially identical terms immediately following the Closing, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity as they may relate to third parties other than the Company or a Subsidiary;

(iv) since January 1, 2008, neither the Company’s nor any of the Subsidiaries’ possession and quiet enjoyment of the Leased Real Property under such Lease has been disturbed and there are no current or unresolved material disputes with respect to such Lease;

(v) neither the Company nor any of the Subsidiaries, nor to the knowledge of the Company, any other party to the Lease is in material breach of or material default under such Lease, and to the knowledge of the Company, no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such Lease;

(vi) since January 1, 2008, no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach of or default under such Lease that has not been redeposited in full;

(vii) neither the Company nor any of the Subsidiaries owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Lease;

(viii) the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest (other than any share ownership in Member that is equal to or less than 2% of the Member’s outstanding share capitalization) in, the Company or any of the Subsidiaries;

(ix) neither the Company nor any of the Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof; and

(x) there are no Encumbrances on the estate or interest created by such Lease that, individually or in the aggregate, are material in character, amount or extent or which could reasonably be expected to materially detract from the value or materially interfere with the operation of the Business as currently conducted.

(c) The Leased Real Property comprises all of the real property used in the Business; and neither the Company nor any of the Subsidiaries is a party to any agreement or option to purchase any real property or interest therein.

(d) Except as set forth on Schedule 2.11(d) or as specifically disclosed in the Base Balance Sheet, the Company and each of the Subsidiaries has good title to, or valid leasehold interest in or valid rights to use, all of their tangible personal property and assets used by them or shown on the Base Balance Sheet or acquired after the date of the Base Balance Sheet (collectively, the “Company Assets”), free and clear of any mortgage, pledge, lien, conditional sale agreement, security title, encumbrance or other charge (collectively, “Encumbrances”), except for (i) assets that have been disposed of since the date of the Base Balance Sheet in the ordinary course of business, (ii) Taxes, fees, assessments or other governmental charges which are not due and payable as of the Closing Date and (iii) Encumbrances of record or imperfections affecting title which are not, individually or in the aggregate, material in character, amount or extent and which do not materially detract from the value or materially interfere with the present or presently contemplated use or occupancy of the properties or assets subject thereto or affected thereby. The current use and improvements on the Leased Real Property are not: (a) nonconforming, (b) a special use or (c) a special exception. To the knowledge of the Company, there is no contemplated change in the zoning classification for the Leased Real Property. The Company and the Subsidiaries are not party to or subject to any indenture, agreement, contract, commitment, lease, plan, license, permit, authorization or other instrument, document or understanding, oral or written, or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award which materially adversely affects or materially restricts their business, operations, assets, properties or condition (financial or otherwise).

Section 2.12 Labor and Employment Matters.

(a) Except as set forth on Schedule 2.12(a), the Company and each of the Subsidiaries are in material compliance with all Laws respecting employment and employment practices (including Laws relating to immigration and visas), terms and conditions of employment and wages and hours. Except as set forth on Schedule 2.12(a), since January 1, 2008, neither the Company nor any Subsidiary has been subject to any Action relating to discrimination or wage and hour Laws.

(b) Neither the Company nor any Subsidiary is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. Neither the Company nor any Subsidiary is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization, nor is there pending or, to the Company’s knowledge, threatened in writing, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any Subsidiary.

(c) There has been no “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN”), and any similar state or local “mass layoff” or “plant closing” Law with respect to the Company or any of the Subsidiaries within the past six (6) months.

(d) The Company has provided Buyer copies of all of the Company’s and each Subsidiary’s written employment policies, and written summaries of all of the Company’s and each Subsidiary’s material known unwritten employment policies, presently in effect.

(e) Schedule 2.12(e) is a correct and complete list of all employees of the Company and each Subsidiary as of the date hereof, including salary or hourly wage, position, and hire date.

(f) A list of all employees of the Company and Subsidiaries, as of the date hereof, working in the United States who are not U.S. citizens, and their respective visas or other resident status (including expiration dates where applicable) is attached as Schedule 2.12(f).

Section 2.13 Contracts and Commitments.

(a) Except as set forth in Schedule 2.13(a) or as contemplated by this Agreement, neither the Company nor any Subsidiary is a party to:

(i) any currently effective agreement (other than purchase orders or work orders issued in the ordinary course of business) with: (a) a top 20 customer, client, purchaser or licensee of the Company and the Subsidiaries or (b) any customer, client, purchaser or licensee representing more than 1% of the revenues of the Company and the Subsidiaries, collectively, as represented by bookings for the fiscal year ended December 31, 2010;

(ii) any currently effective agreement (other than purchase orders or work orders issued in the ordinary course of business) with a top 20 supplier or licensor of the Company and the Subsidiaries, collectively, as represented by expenditures for the fiscal year ended December 31, 2010;

(iii) any currently effective agreement under which the Company or any of the Subsidiaries has made advances or loans to any other Person (which shall not include advances made to an employee of the Company or any of the Subsidiaries in the ordinary course of business consistent with past practice);

(iv) [a] any written severance or retention agreement with any director, officer, employee or other Person, [b] any written employment agreement for any director, officer, employee or other Person who earned a base salary in excess of [i] $125,000 if residing in the United States or the United Kingdom or [ii] $75,000 if residing elsewhere; [c] any standard form agreements used for any director, officer, employee or other Person; and [d] any agreement relating to loans or advances to any director, officer or employee of the Company or any of the Subsidiaries;

(v) any agreement with a third party consultant, sales representative, distributor, dealer or other independent contractor to which either the Company or a Subsidiary is a party under which the Company made any payments in excess of $100,000 in the aggregate for the fiscal year ended December 31, 2010;

(vi) any agreement containing any covenant limiting the right of the Company or any of the Subsidiaries to enter or engage in any line of business or conduct business in any geographic territory or market or otherwise to compete with any Person in any line of business, or requiring the Company or any Subsidiary to deal on an exclusive basis with any other party;

(vii) other than agreements conforming to the Company’s standard form of employment agreement or independent contractor services agreement disclosed in Schedule 2.13(a)(vii), any currently effective agreement of which the Company has knowledge to which any employee, consultant or independent contractor of the Company or a Subsidiary is bound that in any manner purports to: (a) restrict the freedom of such employee, consultant or independent contractor to engage in any line of business or activity that relates to the Business or (b) assign to any other Person such employee’s, consultant’s or independent contractor’s rights to any Intellectual Property that relates to the Business;

(viii) any currently effective joint venture, partnership and other agreement (however named) involving a sharing of profits, losses, costs or liabilities by the Company or a Subsidiary with any other Person, other than sales commissions agreements and similar arrangements with employees of the Company or the Subsidiaries entered into in the ordinary course of business consistent with past practices;

(ix) any power of attorney relating to the Company or a Subsidiary that is currently effective and outstanding;

(x) any currently effective agreement containing a written representation or warranty regarding any features, functionality or performance of any products or services of the Company or any of the Subsidiaries that is materially different from the Company’s or the Subsidiaries’ standard warranties for such products or services and for which the Company or any of the Subsidiaries have any outstanding or potential obligations;

(xi) any currently effective agreement: (a) relating to the disposition or acquisition by the Company or any of the Subsidiaries occurring after the date of this Agreement of any business, line of business, operations, real property or assets not in the ordinary course of business, (whether by merger, sale of capital stock or membership interests, sale of assets or otherwise) or (b) pursuant to which the Company or any of the Subsidiaries has any ownership interest in any other Person or other business enterprise other than the Subsidiaries;

(xii) any currently effective agreement providing for the indemnification or holding harmless of any current or former director, officer, employee or consultant by the Company or any of the Subsidiaries and any other agreement requiring the Company or any Subsidiary to indemnify a third party, other than pursuant to (i) agreements entered into in the ordinary course of business materially consistent with forms of contracts of the Company or any of its Affiliates provided to Buyer, (ii) agreements entered into in the ordinary course of business providing for indemnification against third party claims arising from gross negligence, personal injury, willful misconduct or, to the extent materially consistent with industry practices, breach of contract and (iii) non-negotiated “shrink wrap,” “click wrap” or “standard form” licenses for readily commercially available, off the shelf software used by the Company or any of the Subsidiaries;

(xiii) any currently effective agreement relating to any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements relating to the borrowing of money or extension of credit in a principal amount in excess of $50,000 individually or $150,000 in the aggregate that is outstanding or may be incurred on the terms thereof, other than accounts receivable and payables in the ordinary course of business, and any agreement relating to the granting by the Company or any Subsidiary of an Encumbrance on any of its material assets;

(xiv) any currently effective agreement whereby the Company or any of the Subsidiaries: (a) has granted to any Person an ownership interest in or exclusive license or exclusive sublicense to any Intellectual Property or (b) has been granted by any Person an ownership interest in or exclusive license or sublicense to any Intellectual Property; in each case excluding non-negotiated “shrink wrap” or “click wrap” licenses for readily commercially available, off the shelf software;

(xv) any currently effective agreement for which compliance with the U.S. Federal Acquisition Regulation is required pursuant to the terms thereof;

(xvi) any currently effective agreement pursuant to which the Company or any of the Subsidiaries is required to provide “most favored nations” or similar pricing;

(xvii) any currently effective contract set forth in Schedule 5.16(a) to be assigned to the Company or any Subsidiary by Zebra Enterprise Solutions Corp. or any other Affiliate of the Company in connection with the transactions contemplated by Section 5.16; or

(xviii) any material amendment, supplement or modification in respect of any of the foregoing, except as entered into in the ordinary course of business relating to the sale or license of additional software, products or services.

(b) Each of the contracts set forth on Schedule 2.13(a) (the “Material Contracts”) is the legal, valid and binding obligation of the Company and/or the Subsidiaries, as applicable, enforceable against them in accordance with its terms and in full force and effect. To the Company’s knowledge, each Material Contract is the legal, valid and binding obligation of each party thereto other than the Company or any of the Subsidiaries, enforceable against such party in accordance with its terms and in full force and effect, except, in each case, as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither the Company nor any of the Subsidiaries are in material breach of, or material default under, any Material Contract. Neither the Company nor any of the Subsidiaries have received any written notice of, and the Company does not have any knowledge of, any claimed breach or the occurrence of any event which after the passage of time or the giving of notice or both would constitute a breach by any party to any Material Contract. Neither the Company nor any of the Subsidiaries have received any written notice of, and the Company does not have any knowledge of, any contemplated termination or nonrenewal or material reduction in the performance of, or of the purchase or sale of goods or services under, any Material Contract. None of the rights of the

Company or any of the Subsidiaries under the Material Contracts have been or will be impaired in any material respect by the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. All of the rights of the Company and the Subsidiaries under the Material Contracts will be enforceable by the Company and the Subsidiaries immediately after the Closing without the consent or agreement of any other party, except, in each case, as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity). The Company and the Subsidiaries have provided Buyer copies of all Material Contracts.

Section 2.14 Intellectual Property.

(a) For purposes of this Agreement, the term “Intellectual Property” means (i) patents, registered and unregistered trademarks and service marks, trade names, domain names, registered and unregistered copyrights in works of authorship, and rights under applicable US state trade secret Laws in any confidential or proprietary information (“Trade Secrets”) and (ii) applications for, and issuances and registrations of, such patents, trademarks, service marks, trade names, domain names and copyrights. Schedule 2.14(a) sets forth a complete and accurate list of all patents, registered trademarks, registered copyrights, domain names and applications for any of the foregoing, in each case owned by the Company or the Subsidiaries (the “Company Intellectual Property”).

(b) Schedule 2.14(b) sets forth a complete and accurate list of all material licenses, sublicenses and other agreements to which the Company and/or the Subsidiaries are a party (i) granting any other Person the right to use Company Intellectual Property, other than customer agreements and reseller agreements entered into in the ordinary course of business, or (ii) pursuant to which Company or the Subsidiaries are authorized to use any third-party Intellectual Property in the operation of the Business (“Licenses-In”), other than commercial off-the-shelf software.

(c) Except as set forth on Schedule 2.14(c):

(i) The Company or a Subsidiary is the owner of, or has the right to use, all Company Intellectual Property and all Intellectual Property that is the subject of any Licenses-In, as is necessary to operate the Business as currently conducted. All Company Intellectual Property and Intellectual Property that is the subject of any Licenses-In, in each case that is used in the Business as currently conducted, will be available to the Company and the Subsidiaries following Closing without any limitation or loss of rights as the result of the transactions contemplated by this Agreement.

(ii) Neither the Company nor any of the Subsidiaries is a party to any Action which involves a claim of infringement, unauthorized use, or violation of any Intellectual Property used or owned by any Person against the Company or the Subsidiaries, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property. Further, neither the Company nor any of the Subsidiaries have received any written, or to the Company’s knowledge, other allegation of infringement, misappropriation, or violation of any Intellectual Property used or owned by any Person against the Company or the Subsidiaries, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property.

(iii) The operation of the Business does not infringe, misappropriate, or violate any right of any third party in or to any Intellectual Property, and, to the knowledge of the Company, there exists no reasonable basis for any claim of such infringement, misappropriation, or other violation of any third party Intellectual Property. Except with respect to the Licensed TTS Application and the Transferred MTS Application, nothing in this Section 2.14 shall constitute a representation or warranty that any hardware and/or software solution and/or service provided to Company by third parties or Member or its Affiliates has not infringed, misappropriated or otherwise violated any rights of any third party in or to any Intellectual Property. However, neither the Company nor any of the Subsidiaries have received any written, or to the Company’s knowledge, other allegation that any hardware and/or software solution and/or service provided to Company by third parties has infringed, misappropriated, or violated any third party Intellectual Property.

(iv) To the knowledge of the Company, there is no infringement by a third party of any Company Intellectual Property.

(v) The Company and the Subsidiaries have taken reasonable security measures to protect the confidentiality of Trade Secrets included in the Company Intellectual Property.

(vi) None of the Company’s or the Subsidiaries’ software products contain, incorporate, link or call to or otherwise use software governed by a license commonly referred to as an open source, free software, copyleft or community source code license, including the GNU General Public License or GNU Lesser General Public License (such software, “Open Source Software”), such that the incorporation, linking, calling or other use in or by any such Company software product of any such Open Source Software obligates the Company or the Subsidiaries to disclose, make available, offer or deliver any portion of the source code of such Company software product or component thereof to any third party other than the applicable Open Source Software.

(vii) All software used by Company or any Subsidiary and necessary for the operation of the Business as currently conducted is owned by or licensed to Company and the Subsidiaries pursuant to valid and enforceable written licenses or other agreements, and neither the Company nor any Subsidiary, nor, to the Company’s knowledge, any third party, is in material breach or default thereof.

(viii) To the knowledge of the Company, neither the Company nor any of the Subsidiaries have provided or disclosed any source code of any of the Company’s or the Subsidiaries’ products to any third party, other than to a source code escrow agent pursuant to a source code escrow agreement and any such source code escrow agreements are identified in Schedule 2.14(c).

(ix) All Company Intellectual Property was created, developed, programmed or authored by: (a) employees of the Company or the Subsidiaries, acting within the scope of their employment or (b) by consultants or contractors who have executed and delivered to the Company or the Subsidiaries written agreements assigning to the Company or the Subsidiaries all rights arising from such services performed by them. No current or former director, officer, employee, consultant or contractor of the Company or the Subsidiaries owns or claims to own any interest in or to any Intellectual Property developed by such director, officer, employee, consultant or contractor for the Company or any of the Subsidiaries.

Section 2.15 Environmental Matters. Except as set forth on Schedule 2.15:

(a) the Company and the Subsidiaries are, and since January 1, 2008 have been, in material compliance with all Environmental Laws (as defined below) and have obtained and are, and since January 1, 2008 have been, in material compliance with all permits under any Environmental Law and there are not, and since January 1, 2008, have not been, any Actions referring, regarding, relating and/or pursuant to any Environmental Law, pending or, to the knowledge of the Company, threatened, against the Company or any of the Subsidiaries;

(b) to the knowledge of the Company, prior to January 1, 2008: (i) the Company and the Subsidiaries were in material compliance with all Environmental Laws and obtained and were in material compliance with all permits under any Environmental Law and (ii) there were no Actions referring, regarding, relating and/or pursuant to any Environmental Law, pending or threatened, against the Company or any of the Subsidiaries;

(c) since January 1, 2008, neither the Company nor the Subsidiaries have transported, treated, stored, or disposed of any Hazardous Material (as defined below), except in material compliance with all applicable Environmental Laws, and, to the knowledge of the Company, no Hazardous Material is or has been present on any of the Leased Real Property, and there are not and have not been any Actions referring, regarding or relating in any way to Hazardous Material pending or threatened, against the Company or any of the Subsidiaries;

(d) to the knowledge of the Company, prior to January 1, 2008, neither the Company nor the Subsidiaries transported, treated, stored, or disposed of any Hazardous Material (as defined below), except in material compliance with all applicable Environmental Laws, and no Hazardous Material was present on any of the Leased Real Property, and were no Actions referring, regarding or relating in any way to Hazardous Material pending or threatened, against the Company or any of the Subsidiaries;

(e) except for those matters that are no longer pending, neither the Company nor the Subsidiaries have (i) received written notice under the citizen suit provisions of any Environmental Law; (ii) received any written request for information, notice, demand letter, administrative inquiry or written complaint or claim under any Environmental Law; (iii) been subject to or, to the Company’s knowledge, threatened in writing with any governmental or citizen enforcement action with respect to any Environmental Law; or (iv) received written notice of or otherwise have knowledge of any unsatisfied Liability under any Environmental Law; and

(f) For the purposes of this Agreement:

(i) “Environment” means soil, surface waters, groundwater, wetlands, land, stream sediments, surface or subsurface strata and ambient air and biota living in or on such media.

(ii) “Environmental Laws” means all Laws relating to protection of the Environment or natural resources, solid waste, hazardous waste, hazardous or toxic substances, pollution, public health, human health, worker health or safety, including the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act, the Hazardous Materials Transportation Act, the Federal Water Pollution Control Act, the Safe Drinking Water Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Occupational Safety and Health Act of 1970 and similar Laws as in effect on the Closing Date, as each of these Laws have been amended from time to time, and any related regulations thereunder.

(iii) “Hazardous Material” means any substance defined in, listed under, referred to or regulated by any Environmental Law, including pesticides, pollutants, contaminants, toxic chemicals, noise, radiation, petroleum, asbestos, polychlorinated biphenyls, lead-based paint, mold and fungi.

Section 2.16 Brokers. Neither the Company nor any of the Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm that may result in the obligation of the Company, any Subsidiary or the Buyer or Buyer Ultimate Parent to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the transactions contemplated hereby, however the Member has retained and will owe fees to Deutsche Bank Securities Inc. as its financial advisor in connection with the transactions contemplated hereby, which fees will be included in the Transaction Expenses and paid at Closing.

Section 2.17 Insurance. Neither the Company nor any of the Subsidiaries have any formal self-insurance arrangements. Schedule 2.17 sets forth a true and correct summary of the insurance policies (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) to which the Company or any of the Subsidiaries has been a party, a named insured or otherwise the beneficiary of coverage at any time within the past 3 years, including the underwriter of such policies and the amount of coverage thereunder. With respect to each such insurance policy: (a) the policy is legal, valid, binding, enforceable, and in full force and effect; (b) neither the Company, nor any of the Subsidiaries, nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and, to the knowledge of the Company, no event has occurred that, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (c) no party to the policy has repudiated any provision thereof. To the knowledge of the Company, each of the Company and the Subsidiaries have been covered during the past 3 years by insurance in scope and amount customary and reasonable for the businesses in which they have engaged during the aforementioned period and as required by any contractual obligations.

Section 2.18 Compliance with Laws. Each of the Company and the Subsidiaries are currently and have been operated in compliance, in all material respects, with all applicable Laws (including the U.S. Foreign Corrupt Practices Act, laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, other laws relating to bribery and/or corruption, laws relating to the import and export of goods and services, and laws relating to data privacy) of all Governmental Authorities, and to the knowledge of the Company, since January 1, 2008, no Action has been filed or commenced against any of them alleging any failure so to comply. Neither the Company nor any Subsidiary is in material default or material violation of any Law applicable to the Company or such Subsidiary or by which any property or asset of the Company or the Subsidiaries is bound. Without limiting the foregoing, the Company’s and the Subsidiaries’ assets and other assets owned, leased, occupied or operated by the Company or any Subsidiary in connection with the Business or the ownership, leasing, occupancy or operation thereof, are in compliance, in all material respects, with all applicable Laws. Notwithstanding the foregoing, the representations and warranties in this Section 2.18 do not apply to matters covered by Section 2.9 (“Taxes”), Section 2.10 (“Employee Benefit Plans”), Section 2.12 (“Labor and Employment Matters”), Section 2.14 (“Intellectual Property”) and Section 2.15 (“Environmental Matters”), which matters are covered exclusively in such Sections.

Section 2.19 Licenses and Permits. Schedule 2.19 sets forth a true, complete and correct list of all material licenses, permits, approvals, authorizations, registrations and certifications of any Governmental Authority necessary for the continued operation of the Business as currently conducted (the “Company Licenses”). The Company and the Subsidiaries own or hold all Company Licenses. Each Company License is valid and in full force and effect, and there is no Action pending or, to the knowledge of the Company, threatened in writing that would result in the termination, revocation, suspension, nonrenewal or restriction of any Company License or the imposition of any material fine, penalty or other sanctions for violation of any legal or regulatory requirements relating to any Company License. The Company and the Subsidiaries are conducting their businesses in material compliance with the requirements, standards, criteria and conditions set forth in the Company Licenses and other applicable orders, approvals, variances, rules and regulations and are not in material violation of any of the foregoing. All Company Licenses will be in full force and effect and available for use by the Company immediately after the Closing.

Section 2.20 Sufficiency of Assets. The Company Assets, after giving effect to the transfers provided for in Section 5.16, together with the Company Intellectual Property, Licenses-In and certain services and rights to be provided pursuant to the Assignment and Assumption Agreement, Transitional Trademark License, Transition Services Agreement, the MTS Contribution Agreement, the Source Code License Agreement (TTS) and the Reseller Agreement constitute all of the assets, properties, services and rights necessary, in all material respects, for the conduct of the Business as currently conducted. For the avoidance of doubt, references in this Agreement to the conduct of the Business “as currently conducted” include the operation of the WhereNet Marine Business. All of the tangible Company Assets are adequate for the operation of the Business, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are not in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

Section 2.21 Notes and Accounts Receivable. All notes and accounts receivable of the Company and the Subsidiaries, to the extent included in their respective Current Assets, represent valid claims for bona fide sales actually made or services actually performed or to be performed in accordance with the terms of valid and enforceable agreements in the ordinary course of business. Except as set forth in Schedule 2.21, and except to the extent reserved against any accounts receivable or as reflected by prepayments or unused credits that, in each such case, will be reflected as a reserve in Current Assets or as Current Liabilities in the determination of Closing Working Capital to the extent the same are outstanding as of the Closing Date, no amounts included in such notes and accounts receivable are subject to any set off or counterclaim or, with respect to notes and accounts receivable outstanding longer than 120 days, are the subject of a bona fide dispute.

Section 2.22 Bank Accounts. Schedule 2.22 sets forth a correct and complete list of all banks in which the Company or any of the Subsidiaries has an account, safe deposit box, lock box, or other arrangement for the collection of accounts receivable or line of credit or other loan facility relationship, the address of each such bank, the account number of each such account, and the name of all persons authorized to draw thereon.

Section 2.23 Customers. Schedule 2.23 lists: the 20 largest customers of the Company and the Subsidiaries for each of the 3 most recent fiscal years and sets forth: (i) the name of each such customer and (ii) dollar volumes of revenues for each such customer for each such year.

Section 2.24 Business Continuity. The Company and the Subsidiaries currently maintain, and have maintained for the past 6 months, a plan with respect to business continuity and disaster recovery activities (the “Business Continuity Plan”). The Business Continuity Plan is current and consistent with industry standards. None of the computer software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data and video networks) and other similar or related items of automated, computerized, and/or software systems and any other networks or systems and related services that are used by or relied on by the Company or any of the Subsidiaries (collectively, the “Systems”) have experienced bugs, failures, breakdowns, or continued substandard performance in the past 12 months that has caused any substantial disruption or interruption in or to the use of any such Systems. The Company and the Subsidiaries are covered by business interruption insurance in scope and amount customary and reasonable to ensure its ongoing business operations.

Section 2.25 Computer Security. The Company and the Subsidiaries have taken all commercially reasonable precautions consistent with best practices in their industry to safeguard the information technology networks and systems utilized in the operation of its business, including the implementation of procedures to ensure that such information technology systems are free from any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” or other software routines or hardware components that in each case permit unauthorized access or the unauthorized disablement or unauthorized erasure of data or other software by a third party, and, to the knowledge of the Company, there have been no successful unauthorized intrusions or breaches of the security of the information technology systems.

Section 2.26 Certain Business Relationships with the Company and the Subsidiaries. Except as set forth on Schedule 2.26 or as contemplated by this Agreement, other than employment relationships in the ordinary course of business consistent with past practices or pursuant to Material Contracts provided to Buyer, neither the Member nor its Affiliates, nor either of their respective directors, officers or employees or any of the Company’s or the Subsidiaries’ directors, officers or employees has been involved in any business arrangement or relationship with the Company or any of the Subsidiaries within the past 12 months, and none of Member or its Affiliates or either of their respective directors, officers or employees or any of the Company’s or the Subsidiaries’ directors, officers or employees owns any asset, tangible or intangible, that is used in the business of the Company or any of the Subsidiaries.

Section 2.27 Internal Control Over Financial Reporting. The Company and each of the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance, in all material respects, that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liability is permitted only in accordance with management’s general or specific authorization and (iv) the recorded balances for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals. To the knowledge of the Company, there is no fraud that involves management or other employees who have a significant role in their internal controls over financial reporting.

Section 2.28 Disclosure. No representation or warranty made by the Company and the Member contained in this Agreement contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary to make the statements therein contained not misleading.

Section 2.29 Disclaimer of Other Representations and Warranties; Knowledge.

(a) NONE OF THE COMPANY, ITS REPRESENTATIVES OR THE MEMBER HAVE MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR ANY RELATED PARTY OR THE BUSINESS OF THE COMPANY OR ANY RELATED PARTY OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE II AND ARTICLE III HEREOF.

(b) Without limiting the generality of the foregoing, none of the Company, the representatives of the Company or the Member have made, and shall not be deemed to have made, any representations or warranties in the materials relating to the Business, including due diligence materials made available in the Project Green VDR 2010 virtual data room operated by Merrill Corporation (the “VDR”), or in any presentation of the Business by management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Buyer or Buyer Ultimate Parent in executing, delivering and performing this Agreement and the transactions contemplated hereby. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by the Company and its representatives are not and shall not be deemed to be or to include representations or warranties of the Company or the Member, and are not and shall not be deemed to be relied upon by Buyer or Buyer Ultimate Parent in executing, delivering and performing this Agreement and transactions contemplated hereby.

(c) Whenever a representation or warranty made by the Company herein refers to the knowledge of the Company, such knowledge shall be deemed to consist only of the actual knowledge of William Walsh, Robert Dillon, Richard Harrison, Scott Peoples, Kelly Cole, Robert Inchausti and Frank Kooijman.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE MEMBER

The Member hereby makes to Buyer and Buyer Ultimate Parent each of the representations and warranties set forth in this Article III as of the date hereof and as of the Closing Date (unless another date is so indicated, then only as of such date).

Section 3.1 Company Units. The Member owns of record and beneficially all of the Company Units. The Company Units are, and when delivered by the Member to Buyer pursuant to this Agreement will be, free and clear of any and all Encumbrances, other than Encumbrances resulting from this Agreement.

Section 3.2 Existence; Good Standing; Authority.

(a) The Member is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Member is duly licensed or qualified to do business as a foreign corporation under the Laws of each jurisdiction in which the character of its properties or in which the transaction of its business makes such licensing or qualification necessary, except where the failure to be so licensed or qualified will not have, individually or in the aggregate, a material adverse effect on the Member and its subsidiaries, taken as a whole. The Member has all requisite corporate power and authority to own, operate, lease and encumber its properties and to carry on its business as currently conducted.

(b) The Member has full right, power and authority under its Governing Documents to execute and deliver this Agreement and each agreement, document and instrument to be executed and delivered by the Member pursuant to this Agreement and to perform its obligations hereunder and thereunder. This Agreement constitutes a valid and binding obligation of the Member, enforceable in accordance with its respective terms, and has been duly authorized by all necessary corporate or similar action of the Member, and the Member has full power and authority to transfer, sell and deliver the Company Units to Buyer pursuant to this Agreement.

(c) Neither the execution and delivery by the Member of this Agreement and the other agreements, documents and instruments contemplated hereby, nor the consummation by the Member of the transactions in accordance with the terms hereof and thereof, violates, conflicts with or results in a default (whether after the giving of notice, lapse of time or both) of any provisions of the Member’s Governing Documents. The execution and delivery by the Member of this Agreement and the other agreements, documents and instruments contemplated hereby, and the consummation by the Member of the transactions in accordance with the terms hereof and thereof, will not violate, or conflict with, or result in a default of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), in each case in any material respect: (i) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, lease, contract, permit, license, authorization, obligation or other agreement to which the Member is a party, or by which the Member or any of its properties is bound; (ii) under any provision of any Law, or any order of, or any restriction imposed by, any court or other Governmental Authority applicable to the Member; or (iii) require from the Member any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party, except for (a) the filing of a pre-merger notification and report form under the HSR Act, and the expiration or termination of applicable waiting periods thereunder; (b) as may result from review of the transaction by CFIUS in accordance with the Foreign Investment and National Security Act of 2007; and (c) the filing of such notices, declarations, filings, consents or approvals, which if not obtained or made, will not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.3 Litigation. There is no Action pending or threatened by the Member, there is no Action pending against the Member, the Member has not received written notice of (and the senior management of the Member does not have any actual knowledge of) any Action threatened against the Member or any condition, event, fact, circumstance or other occurrence which would reasonably be expected to result in an Action, and the Member is not subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority that, in the case of any of the foregoing, would, individually or in the aggregate, (a) delay or prevent the consummation of the transactions contemplated by this Agreement by the Member, (b) reasonably be expected to result in a Material Adverse Effect or (c) reasonably be expected to result in a material adverse effect on the ability of the Member to perform its obligations under this Agreement.

Section 3.4 Brokers. The Member has not entered into any contract, arrangement or understanding with any Person or firm that may result in the obligation of the Company, any Subsidiary or the Buyer or Buyer Ultimate Parent to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the transactions contemplated hereby, except that the Member has retained and will owe fees to Deutsche Bank Securities Inc. as its financial advisor in connection with the transactions contemplated hereby, which fees will be included in the Transaction Expenses and paid at Closing.

Section 3.5 Disclosure. No representation or warranty made by the Member contained in this Agreement contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary to make the statements therein contained not misleading.

Section 3.6 Warranties Limited. THE MEMBER HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR ANY RELATED PARTY, THE BUSINESS OF THE COMPANY OR ANY RELATED PARTY, THE COMPANY UNITS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE II AND THIS ARTICLE III.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER PARENT

Buyer and Buyer Ultimate Parent, jointly and severally, hereby make to each of the Company and the Member the representations and warranties in this Article IV as of the date hereof and as of the Closing Date (unless another date is so indicated, then only as of such date).

Section 4.1 Existence; Good Standing; Authority.

(a) Buyer is an entity duly organized, validly existing and in good standing under the Laws of the Republic of Finland. Buyer Ultimate Parent is a public stock company (OYJ), validly existing and in good standing under the Laws of the Republic of Finland. Each of Buyer and Buyer Ultimate Parent is duly licensed or qualified to do business as a foreign corporation under the Laws of each jurisdiction in which the character of its properties or in which the transaction of its business makes such licensing or qualification necessary, except where the failure to be so licensed or qualified will not have, individually or in the aggregate, a material adverse effect on Buyer Ultimate Parent and its subsidiaries, taken as a whole. Each of Buyer and Buyer Ultimate Parent has all requisite corporate power and authority to own, operate, lease and encumber its properties and to carry on its business as currently conducted.

(b) Each of Buyer and Buyer Ultimate Parent has the power and authority to execute and deliver this Agreement and each agreement, document and instrument to be executed and delivered by or on behalf of Buyer and Buyer Ultimate Parent pursuant to this Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement, the performance by Buyer and Buyer Ultimate Parent of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Buyer and Buyer Ultimate Parent. This Agreement has been duly executed and delivered by Buyer and Buyer Ultimate Parent and, assuming the due authorization, execution and delivery of this Agreement by the Member and the Company, this Agreement constitutes a legal, valid and binding obligation of Buyer and Buyer Ultimate Parent, enforceable against them in accordance with its terms.

Section 4.2 No Conflict; Consents. The execution and delivery by Buyer and Buyer Ultimate Parent of this Agreement and the other agreements, documents and instruments contemplated hereby, and the consummation by Buyer and Buyer Ultimate Parent of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, do not (a) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which Buyer and Buyer Ultimate Parent is a party or by which Buyer and Buyer Ultimate Parent or any of their respective assets are bound, or any provision of the Governing Documents of Buyer and Buyer Ultimate Parent or any of their respective subsidiaries; (b) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law, or any order of, or any restriction imposed by, any court or other Governmental Authority applicable to Buyer and Buyer Ultimate Parent; or (c) require from Buyer or Buyer Ultimate Parent any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party, except for (i) the filing of a pre-merger notification and report form under the HSR Act, and the expiration or termination of applicable waiting periods thereunder; (ii) the additional Antitrust Filings or other competition-related filings identified in, or deemed necessary pursuant to, Section 5.4(a); (iii) as may result from review of the transaction by CFIUS in accordance with the Foreign Investment and National Security Act of 2007; and (iv) the filing of such notices, declarations, filings, consents or approvals, which if not obtained or made, will not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.3 Available Funds. Buyer has, or Buyer Ultimate Parent shall cause Buyer to have, sufficient currently-available funds on hand to consummate the transactions contemplated herein, to make the payments required to be made by Buyer hereunder, and to pay any fees and expenses of Buyer in connection with the transactions contemplated herein. Each of Buyer and Buyer Ultimate Parent agrees and acknowledges that the performance of its respective obligations under this Agreement is not in any way contingent upon the availability of any financing.

Section 4.4 Litigation. There is no Action pending or threatened by Buyer or Buyer Ultimate Parent, there is no Action pending against Buyer or Buyer Ultimate Parent, neither Buyer nor Buyer Ultimate Parent have received written notice of (and the senior management of Buyer and Buyer Ultimate Parent do not have any knowledge of) any Action threatened against Buyer or Buyer Ultimate Parent or any condition, event, fact, circumstance or other occurrence which would reasonably be expected to result in an Action, and neither Buyer nor Buyer Ultimate Parent are subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority that, in the case of any of the foregoing, would, individually or in the aggregate, (a) delay, hinder or prevent the consummation of the transactions contemplated by this Agreement by Buyer or Buyer Ultimate Parent or (b) reasonably be expected to result in a material adverse effect on the ability of Buyer or Buyer Ultimate Parent to perform their respective obligations under this Agreement.

Section 4.5 Brokers. Except for any fees or commissions payable to Fredericks Michael & Co., neither Buyer nor Buyer Ultimate Parent has incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with this Agreement or the transactions contemplated hereby.

Section 4.6 Investment Intent. Buyer is acquiring the Company Units for its own account and not with a view to distribution of the Company Units within the meaning of the Securities Act.

Section 4.7 Inspection; No Other Representations.

(a) Each of Buyer and Buyer Ultimate Parent is an informed and sophisticated Person, and has engaged expert advisors experienced in the evaluation and acquisition of companies such as the Company and the Subsidiaries as contemplated hereunder. Each of Buyer and Buyer Ultimate Parent has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Each of Buyer and Buyer Ultimate Parent has received all materials relating to the Business which it has requested and has been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any such information or of any representation or warranty made by the Company and the Member hereunder or to otherwise evaluate the merits of the transactions contemplated hereby. The Company, the Member and their representatives have answered to Buyer’s and Buyer Ultimate Parent’s satisfaction all inquiries that each of Buyer, Buyer Ultimate Parent or their respective representatives have made concerning the Business or otherwise relating to the transactions contemplated hereby.

(b) Without limiting the generality of the foregoing, each of Buyer and Buyer Ultimate Parent acknowledges that (a) neither the Company nor the Member makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer or Buyer Ultimate Parent of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and the Subsidiaries or the future business and operations of the Company and the Subsidiaries or (ii) any other information or documents made available to Buyer, Buyer Ultimate Parent or their respective counsel, accountants or advisors with respect to the Company, the Subsidiaries or any of their respective businesses, assets, liabilities or operations, in each such case, except as expressly set forth in this Agreement.

(c) Neither Buyer nor Buyer Ultimate Parent has knowledge of any material errors in, or material omissions from, the representations and warranties set forth in Article II or in Article III or the Schedules thereto. For purposes of this Section 4.7(c), the knowledge of Buyer and Buyer Ultimate Parent shall mean the actual knowledge of Ismo Matinlauri, Pekka Vauramo, Jason Dake, Jukka Heinonen, Bob Wills, Markus Hamalainen and Riikka Pajunen.

Section 4.8 Disclosure. No representation or warranty made by Buyer and Buyer Ultimate Parent contained in this Agreement contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary to make the statements therein contained not misleading.

Section 4.9 Warranties Limited. NEITHER BUYER NOR BUYER ULTIMATE PARENT HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV.

ARTICLE V - CERTAIN AGREEMENTS

Section 5.1 Conduct of Business Prior to Closing. The Company agrees that, between the date hereof and the Closing Date, it shall operate, and shall cause the Subsidiaries to operate, in the ordinary course of business, consistent with past practices, except as described in Schedule 5.1 or as otherwise contemplated by this Agreement. In furtherance of the foregoing, the Company shall refrain from and shall cause the Subsidiaries to refrain from:

(a) entering into any material contract, agreement or other arrangement except in the ordinary course of business and on terms substantially consistent with those provided in the Material Contracts;

(b) (i) modifying, amending or terminating any of its Material Contracts except as specifically provided in this Agreement or in the ordinary course of business, or (ii) waiving, releasing or assigning any material rights or claims, other than in the ordinary course of business;

(c) materially changing accounting policies or procedures, except as required by GAAP or any applicable law, rule or regulation;

(d) increasing the rates of direct compensation or bonus compensation payable or to become payable to any officer, employee, agent or consultant of the Company or any Subsidiary, except (i) in the ordinary course of business consistent with past practices or in accordance with the existing terms of written contracts entered into prior to the date of this Agreement or (ii) as disclosed or contemplated in this Agreement or the Schedules hereto;

(e) permitting any material Company Intellectual Property or material License-In, including any registered Company Intellectual Property or pending applications for registration with respect to any Company Intellectual Property, to lapse or go abandoned;

(f) making any material acquisition or capital expenditure;

(g) amending the Company’s or any Subsidiary’s Governing Documents;

(h) forming a Subsidiary; or

(i) entering into any executory agreement, commitment or undertaking to do any of the activities prohibited by the foregoing provisions.

Notwithstanding the foregoing: (y) prior to the Closing the Company shall be permitted to repay outstanding principal and accrued and unpaid interest (as well as prepayment, breakage and similar charges payable) with respect to any money borrowed by the Company or any Subsidiary and to settle any accounts payable and receivable owed by or to, as the case may be, the Company by or from, as the case may be, the Member, any Subsidiary or other Affiliate of the Company or the Member and (z) the Member shall promptly notify Buyer and Buyer Ultimate Parent in writing if the Company or any Subsidiary enters into, modifies, amends or terminates any letter of credit in the ordinary course of business.

Section 5.2 Access to Information.

(a) Without undue disruption of its Business, between the date of this Agreement and the Closing Date, the Company shall, and shall cause each of the Subsidiaries and each of the Company’s and Subsidiaries’ officers, employees and agents to, give Buyer and its representatives full access upon reasonable notice and during times mutually convenient to Buyer and senior management of the Company to the facilities, properties, employees (including key personnel), consultants, books and records (including Tax records), contracts and documents of or pertaining to the Company and the Subsidiaries as from time to time may be reasonably requested.

(b) Any such investigation by Buyer shall not unreasonably interfere with any of the businesses or operations of the Company and the Subsidiaries. Buyer shall not, prior to the Closing Date, have any contact whatsoever with respect to the Company or any of the Subsidiaries or with respect to the transactions contemplated by this Agreement, the Transition Services Agreement, the Reseller Agreement or the License Agreements with any partner, lender, ground lessor, customer, vendor or supplier of the Company or any of the Subsidiaries, except in consultation with the Member and then only with the express prior approval of the Member. All requests by Buyer for access or information shall be submitted or directed exclusively to an individual or individuals designated in writing by the Member. Buyer shall not be permitted to conduct any invasive tests on any Leased Real Property without the prior written consent of the Member.

Section 5.3 Confidentiality. The parties shall adhere to the terms and conditions of that certain confidentiality agreement dated November 9, 2010 by and between the Company and Buyer Ultimate Parent (the “Confidentiality Agreement”).

Section 5.4 Regulatory and Other Authorizations; Consents.

(a) The Company, Buyer and Buyer Ultimate Parent shall use commercially reasonable efforts to obtain the authorizations, consents, orders and approvals necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement, subject to the further provisions of this Section 5.4. As promptly as practicable after the date of this Agreement, the parties shall file (i) pre-merger notification and report forms under and in compliance with the HSR Act with the U.S. Department of Justice Antitrust Division (“DOJ”) and the U.S. Federal Trade Commission Bureau of Competition (“FTC”) with respect to the transactions contemplated by this Agreement; (ii) to the extent Buyer, in its reasonable discretion, deems necessary or advisable, any Antitrust Filings or other competition-related filings under the Laws of the following jurisdictions with respect to the transactions contemplated by this Agreement: Brazil, Greece, Pakistan, Spain, Taiwan and Israel; (iii) such other Antitrust Filings as the parties deem necessary or advisable to obtain such approvals or consents as may be required under any other applicable Antitrust Law; and (iv) the filings identified on Schedule 2.4 (together with the Antitrust Filings, the “Regulatory Filings”). The parties shall cooperate in the timely preparation and submission of, including furnishing to the other party or its counsel information required for, any necessary Regulatory Filings. Filing fees in connection with any Regulatory Filings shall be paid by Buyer and Buyer Ultimate Parent; for the avoidance of doubt, the parties shall each bear their own costs and expenses of preparation

(including attorneys’ fees, etc.) with respect to any Regulatory Filings. In the event that, after the date of this Agreement, Buyer becomes aware of information concerning the Company and or any Subsidiary related to the determination of necessary or advisable Antitrust Filings or other competition-related filings that is materially different from such information provided by the Company prior to the date of this Agreement, Buyer may, in its reasonable discretion, expand the list of jurisdictions set forth in this Section 5.4(a).

(b) Each of the Company and Buyer hereby covenants and agrees to use commercially reasonable efforts to secure, and not to take any action that will have the effect of delaying, impairing or impeding, the early termination or expiration of any waiting periods under the HSR Act or any other applicable Antitrust Law and the approval of any Governmental Authority, as applicable, including the CFIUS Clearance, for the transactions contemplated hereby. The parties shall each cooperate reasonably with one another in connection with resolving any inquiry or investigation by any Governmental Authority relating to their respective Regulatory Filings or the transactions contemplated hereby. Without limiting the foregoing, each party shall, except as prohibited by applicable Law or Governmental Authority, (i) promptly inform the other party of any written or oral communication received from any Governmental Authority relating to its Regulatory Filing or the transactions contemplated hereby (and if in writing, furnish the other party with a copy of such communication); (ii) use its best efforts to respond as promptly as practicable to any request from any Governmental Authority for information, documents or other materials in connection with the review of the Regulatory Filings or the transactions contemplated hereby; (iii) provide to the other party, and permit the other party to review and comment in advance of submission, all proposed correspondence, filings, and written communications to any Governmental Authority with respect to the transactions contemplated hereby; and (iv) not participate in any substantive meeting or discussion with any Governmental Authority in respect of an investigation or inquiry concerning the transactions contemplated hereby unless it consults with the other party in advance and gives the other party the opportunity to attend and participate thereat. The parties will consult and cooperate with each other, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with Actions under or relating to any Antitrust Law or the Foreign Investment and National Security Act of 2007, except as may be prohibited or restricted by Law.

(c) Each party hereby covenants and agrees to use commercially reasonable efforts to contest, defend against and appeal any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and take any and all other actions to prevent the entry, enactment or promulgation thereof; provided, however, that Buyer, Buyer Ultimate Parent and their respective Affiliates shall not be required to dispose of, restructure or take any similar action that might restrict or otherwise adversely affect their assets or business.

(d) Notwithstanding any of the foregoing, (i) Buyer and Buyer Ultimate Parent shall not be required to provide the Company or the Member any document (including filings) or information that by its nature would tend to reveal information with respect to which Buyer or Buyer Ultimate Parent (or any of their Affiliates) has requested confidential treatment from any Governmental Authority and (ii) the Member shall not be required to provide Buyer or Buyer Ultimate Parent any document (including filings) or information that by its nature would tend to reveal information with respect to which the Member has requested confidential treatment from any Governmental Authority.

Section 5.5 Officers’ and Directors’ Indemnification. Prior to the Closing Date, Member shall purchase an extended reporting period endorsement under the Member’s or the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s and the Subsidiaries’ directors and officers during all periods prior to and through the Closing in a form acceptable to the Company that shall provide such directors and officers with coverage for seven (7) years following the Closing Date of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company. Following the Closing, Member shall maintain such policy in full force and effect, and shall be solely responsible for and hold Buyer, Buyer Ultimate Parent, the Company and the Subsidiaries harmless from and against any indemnification obligations of the Member, the Company or the Subsidiaries to directors and officers with respect to events occurring on or prior to the Closing.

Section 5.6 Press Releases. The parties shall each issue a press release, mutually acceptable to the Member and Buyer, promptly after the date hereof. The parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of the details of any negotiations or disputes between the parties with respect to this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any other press release or public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto; provided, however, that a party may, without the prior consent of the other parties hereto, take any action to enforce this Agreement pursuant to Section 9.11 or issue or cause publication of any press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by Law or by the rules of the NASDAQ or the NASDAQ OMX, as applicable to such party, in which event such party will use its commercially reasonable efforts to allow the other parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance; and provided further, that any party may (a) re-issue or republish any release previously approved by the Member and Buyer Ultimate Parent and (b) respond in the ordinary course to investor relations inquiries to the extent such communications do not reveal information regarding any disputes or the details of any negotiations between the parties.

Section 5.7 Conflicts and Privilege. It is acknowledged by each of the parties hereto that the Member may retain counsel to the Company (“Counsel”) to act as its counsel in connection with the transactions contemplated hereby. Each of Buyer and Buyer Ultimate Parent hereby agrees that, in the event that a dispute arises after the Closing between Buyer and/or Buyer Ultimate Parent and the Member, Counsel may represent the Member in such dispute even though the interests of the Member may be directly adverse to Buyer, Buyer Ultimate Parent, the Company or the Subsidiaries, and even though Counsel may have represented the Company or the Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for the Buyer, Buyer Ultimate Parent, the Company or the Subsidiaries. Each of Buyer and Buyer Ultimate Parent further agrees that, as to all communications among Counsel, the

Company, the Subsidiaries and the Member that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Member and may be controlled by the Member and shall not pass to or be claimed by the Buyer, Buyer Ultimate Parent, the Company or the Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, Buyer Ultimate Parent, the Company or the Subsidiaries and a third party other than a party to this Agreement after the Closing, the Company and the Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by Counsel to such third party; provided, however, that neither the Company nor the Subsidiaries may waive such privilege without the prior written consent of the Member.

Section 5.8 Employee Benefit Arrangements.

(a) General. Buyer shall offer each person who is listed on Schedule 2.12(e) who is not employed by the Company or a Subsidiary as of the Closing, including those: (i) on normal scheduled vacation or (ii) identified on Schedule 5.8(a)(ii) as being on or scheduled to be on leave of absence as of the date hereof, which Schedule also sets forth the type of leave (e.g., FMLA) and anticipated duration of such leave (the “Transferred Company Employees”), continued employment in a comparable position immediately after the Closing, subject to such person’s reasonably satisfactory completion of the standard employment application process applicable to comparable employees of Buyer and its Affiliates. Buyer shall ensure that all of the persons who are employed by the Company and the Subsidiaries as of the Closing, including those: (i) on normal scheduled vacation or (ii) identified on Schedule 5.8(a)(ii) as being on or scheduled to be on leave of absence as of the date hereof, which Schedule also sets forth the type of leave (e.g., FMLA) and anticipated duration of such leave (the “Continuing Company Employees” and together with the Transferred Company Employees, the “Company Employees”), will remain employed in a comparable position immediately after the Closing, provided, however, that, the foregoing shall not be deemed a contract of employment with any Person and Buyer retains the discretion to terminate the employment of any Company Employees after Closing. For the avoidance of doubt, the foregoing shall not be deemed a contract of employment with any Person and Buyer retains the discretion to terminate the employment of any Company Employees after Closing. Company Employees shall be credited for their length of service with, or credited by, the Member, the Company or the Subsidiaries for all purposes to the extent permitted under any benefit plan or program or fringe benefit made available to Company Employees by Buyer or any of its Affiliates after the Closing; provided, however, that such service shall not be so credited (i) for purposes of calculating accrued benefits under any defined benefit pension plan or (ii) to the extent that crediting such service would result in the duplication of either benefits or accruals to any Company Employee. Buyer shall provide the Company Employees with comparable employee benefits maintained from time to time by Buyer for similarly-situated employees of Buyer; provided, however, to the extent the Company Employees are eligible for health, dental, vision, long-term disability, accidental death and dismemberment and/or life insurance benefits under the Benefit Plans prior to the Closing, the Company Employees shall remain covered under such Benefit Plans until the Transfer Date (as defined below). In order for Buyer to enroll the Company Employees in Buyer’s welfare benefit plans, the Member shall provide the census data described in Schedule 5.8(a). Buyer shall enroll the Company Employees in Buyer’s health, dental, vision, long-term disability, accidental death and dismemberment and/or life insurance plans as of the later of (i) the Closing, or (ii) five business days after the Member provides the required census data, at which time the Company Employees shall cease to be eligible under the Benefit Plans (“Transfer Date”).

(b) No Duplicative Benefits. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be construed to require the Company, any of the Subsidiaries, Buyer or any of its Affiliates to provide duplicative benefits or accruals to any Company Employee (or anyone else) or to employ or continue to employ any Company Employee or anyone else, and except to the extent expressly provided in this Section 5.8, nothing in this Agreement shall be construed as in any way limiting or restricting Buyer’s ability to amend, modify or terminate any wage packages or programs or any benefit plan at any time and from time to time, including any Benefit Plan, after the Closing.

(c) Employee Communications. Subject to Section 5.6, Buyer shall be permitted, after the date of this Agreement and subject to the consent of the Member, to communicate in writing with and solicit elections from Company Employees with respect to matters described in this Section 5.8 and in order to enable Buyer to accomplish the various administrative processes required under this Section 5.8, including (i) employee education and enrollment and elections under the various benefit plans in which Company Employees will participate on and after the Closing and (ii) the negotiation, amendment and implementation of retention and similar arrangements to be effective following Closing.

(d) Bonuses. At or prior to Closing, Member shall cause the Company and, where applicable, the Subsidiaries to calculate and pay any bonuses accrued and payable prior to the Closing under the incentive plans listed on Schedule 5.8(d) (the “Incentive Plans”). To the extent not paid at or prior to Closing, Buyer shall cause the Company or the Subsidiaries to pay such bonuses, provided that such bonuses are or will be accrued as Current Liabilities on the Closing Statement. Such bonuses shall be paid in accordance with the terms of the Incentive Plan to which the bonus relates. Member and Company may establish 2011 incentive plans for Company Employees covering the one-year performance period ending on December 31, 2011; provided, however, that any such plan shall be comparable in all material respects to a corresponding Incentive Plan, including with respect to performance goals, employee grade levels, number of employees eligible to participate, target incentive amounts for employee grade levels and vesting, forfeiture and termination provisions. Beginning on the Closing, each Company Employee shall be eligible to participate in one or more Buyer bonus plans or programs that are at least as favorable as those made available to employees of Buyer with comparable levels of responsibility. Except as provided in this Section 5.8(d), neither the Company nor any Subsidiary has adopted or will before Closing adopt any other bonus or incentive compensation plan or similar arrangement with respect to the 2011 year or thereafter.

(e) US Benefits. The following provisions shall apply to Company Employees located in the United States:

(i) Welfare Benefits. With respect to the Company Employees, after the Closing, Buyer, the Company and its Subsidiaries shall have the liability and obligation for, and neither the Member nor any of its Affiliates shall have any liability or obligation for: any short-term disability, sick pay or salary continuation attributable to periods after Closing. With respect to the Company Employees, after the Transfer Date,

Buyer, the Company and its Subsidiaries shall have the liability and obligation for, and neither the Member nor any of its Affiliates shall have any liability or obligation for: any medical, vision, dental, life insurance, long-term disability or other welfare benefit claims attributable to periods after the Transfer Date. Any preexisting condition clause in any of Buyer’s Benefit Programs (including medical, dental and disability coverage) in which Company Employees are eligible to participate after the Closing shall be waived for each Company Employee to the extent such Company Employee’s creditable coverage under the Member’s health plan (or any other health plan in which such Company Employee participated) exceeds the maximum duration of any preexisting condition limitation under Buyer’s health plan, as required by law. Buyer shall credit the Company Employees with any amounts paid under the Benefit Plans on or prior to the Closing toward satisfaction of the applicable deductible amounts and copayment obligations under the corresponding Buyer Benefit Programs for the plan year in which the Company Employees become eligible to participate in Buyer Benefit Programs, provided the Member provides to Buyer within 10 days after Closing the information providing the deductibles and copayments credited to each such Company Employee as of Closing.

(ii) COBRA. If any employee or former employee of the Company or any of the Subsidiaries covered under any health plan in which the employees of the Company or any Subsidiary participate prior to the Transfer Date has a “qualifying event” within the meaning of Section 4980B(f) of the Code, which occurs on or before the date such employee or former employee is covered under Buyer’s health plan, then the Member shall be responsible for providing such individual (and such individual’s “qualified beneficiaries” within the meaning of Section 4980B(f) of the Code) with the continuation of group health coverage required by Section 4980B(f) of the Code.

(iii) Severance. For a period commencing on the day after the Closing and ending no earlier than December 31, 2011, Buyer agrees to offer each Company Employee whose employment is terminated during such period severance pay determined in accordance with the terms set forth in Schedule 5.8(e)(iii) or if greater, the amount under Buyer’s severance plan(s) or policy(ies), if any, for similarly situated employees. Employees who are parties to the retention and severance agreements identified on Schedule 5.8(e)(iii) shall receive any severance benefits in accordance with the terms of such agreement in lieu of the terms set forth in Schedule 5.8(e)(iii). Buyer shall reimburse the Member for its liabilities for the payment of any severance benefits that become payable to a Company Employee under the Zebra Technologies Corporation Severance Plan (as Amended and Restated Effective July 1, 2009) (the “Member’s Severance Plan”) to the extent Buyer fails to offer a Company Employee a “Comparable Position” (as such term is defined in the Member’s Severance Plan) and provided such Company Employee does not accept any other position with Buyer or an Affiliate of Buyer on or after the Closing; provided further, that no other exception to the payment of severance benefits under the Member’s Severance Plan applies.

(iv) WARN. None of the Member, the Company, the Subsidiaries or any of their respective Affiliates shall, at any time within the 90-day period prior to the Closing, effectuate a “plant closing” or “mass layoff’ as those terms are defined in WARN and similar state and local rules, statutes and ordinances, affecting in whole or in part any site of employment, facility, operating unit or employee of any of the Company or the Subsidiaries. The Member agrees to indemnify and hold Buyer harmless for any Action by a Company Employee for back pay, front pay, benefits or compensatory or punitive damages, any Action by any Governmental Authority for penalties regarding any issue of prior notification (or lack thereof) of any plant closing or mass layoff, occurring prior to the Closing and Buyer’s costs, including costs of collection, attorneys fees and other costs of defense, in defending such Actions. Buyer, the Company and the Subsidiaries shall be responsible for all liabilities and obligations under WARN (and such similar rules, statutes and ordinances) resulting from the actions or inactions of Buyer, the Company or any of the Subsidiaries after the Closing. Buyer agrees to hold the Member harmless for any breach of such responsibility and Buyer’s indemnification of the Member in this regard specifically includes any Action by the Company Employees for back pay, front pay, benefits or compensatory or punitive damages, any Action by any Governmental Authority for penalties regarding any issue of prior notification (or lack thereof) of any plant closing or mass layoff occurring after the Closing and the Member’s costs, including reasonable attorney’s fees, in defending any such Actions.

(v) Flexible Spending Accounts. With respect to the year in which the Closing occurs, Buyer shall cause Company Employees to be eligible to participate in a flexible spending account for medical and dependent care expenses maintained under Sections 125 and 129 of the Code (an “FSA”) maintained by Buyer (“Buyer’s FSA”). As soon as administratively practicable after the Closing, the Member shall transfer to Buyer an amount equal to the total contributions made to the Member’s FSA by Company Employees in respect of the plan year in which the Closing occurs, reduced by an amount equal to the total claims already paid to Company Employees in respect of such plan year. To the extent permitted by law, Buyer and the Member intend that the actions to be taken pursuant to this subsection be treated as an assumption by Buyer of the portion of Member’s FSA and the elections made thereunder attributable to Company Employees.

(vi) 401(k) Plan. As expeditiously as possible after the Closing Date, Buyer shall cause Company Employees to be eligible to participate in a tax-qualified defined contribution plan maintained by Buyer (“Buyer’s Savings Plan”) to the extent consistent with such plan’s terms, including eligibility requirements. The Member shall provide such information as is reasonably necessary to allow Buyer to enroll the Company Employees in Buyer’s Savings Plan. The parties shall effectuate a trust-to-trust transfer of the account balances of Company Employees under the Member’s Profit Sharing and Retirement Plan (“Member’s Savings Plan”) to Buyer’s Savings Plan designated by Buyer, as follows. As soon as practicable after the Closing, but no later than 180 days after the Closing, the Member shall cause the account of each Company Employee who participates in Member’s Savings Plan to be valued pursuant to the terms of Member’s Savings Plan. As of such valuation date, assets equal in value to the amount credited to each such Company Employee’s account under Member’s Savings Plan will be transferred to the trust maintained under Buyer’s Savings Plan. Such transferred assets shall be in cash (except for any promissory notes evidencing outstanding loan balances of the Company Employees, which shall be transferred in kind), and shall be in accordance with Section 414(1) of the Code. Prior to, and as a condition of, any transfer of assets each party shall provide the other with satisfactory evidence that its plan is tax-qualified within the meaning of Section 401(a) of the Code. As of the transfer date, Buyer’s Savings Plan will have sole liability for the payment of benefits accrued by the Company Employees under Member’s Savings Plan and transferred in respect of such employees.

(vii) Vacation. Buyer shall not unreasonably restrict the ability of Company Employees to take unused vacation earned as of the Closing and reflected on the Closing Statement and set forth by Company Employee on Schedule 5.8(e)(vii).

(f) Member Plans. For the avoidance of doubt, none of Buyer, Buyer Ultimate Parent, the Company or any Subsidiary is assuming any Member Plans (defined below) or obligations thereunder. Member shall administer and perform all obligations (including the withholding and remittal of all employment and withholding taxes) under the Benefit Plans adopted, maintained or previously assumed by the Member, including the Benefit Plans set forth on Schedule 5.8(f) (“Member Plans”) with respect to participants in such plans (including Company Employees) after the Closing.

(g) Information to be Provided by the Member. The Member shall use commercially reasonable efforts to provide the information set forth on Schedule 5.8(g) within 21 days of the date of this Agreement and, in any event, shall continue to use commercially reasonable efforts to provide such information that it is unable to provide within such time period as soon as reasonably practicable.

(h) International Employee Plans. Within 30 days of the date hereof, Buyer may direct the Member in writing to terminate or to cause the Company or any Subsidiary to terminate, any or all of the International Employee Plans identified on Schedule 5.8(h) (each, a “Designated International Plan”). Upon such direction, the Member shall terminate or cause the Company or the appropriate Subsidiary to terminate such Designated International Plan effective as of the Closing and such Designated International Plan shall be treated as a “Member Plan” for all purposes of this Agreement, including Section 5.8 and Section 7.2.

Section 5.9 Books and Records. Buyer shall until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the Business in existence on the Closing Date and make the same available for inspection and copying by the Member or any of the representatives of the Member at the expense of the Member during the normal business hours of Buyer upon reasonable request and upon reasonable notice.

Section 5.10 Further Action. Each of the parties hereto shall use its respective commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

Section 5.11 Tax Matters.

(a) Member shall, at its own expense, prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company and the Subsidiaries, for all periods ending on or prior to the Closing Date that have not yet been filed and are required to be filed after the Closing Date. Member shall pay or cause to be paid any Taxes due in respect of such Tax Returns. If any such Tax Return must be signed by Buyer, any Affiliate thereof, or the Company or the Subsidiaries (or any representative of the foregoing) following the Closing Date, Buyer agrees that it will (or will cause such other parties to) cooperate fully and punctually in signing such Tax Return in order to permit the timely filing of such Tax Return. For the avoidance of doubt Member shall (A) file a U.S. federal income Tax Return of the Company and the Subsidiaries for the Company’s taxable year ending on the Closing Date pursuant to Treasury Regulations Section 1.1502-76(c) and (B) allocate all items accruing on the Closing Date to the Company’s taxable period ending on the Closing Date pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the “next day” rule under Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) or pursuant to the ratable allocation method under Treasury Regulations Section 1.1502-76(b)(2)(ii) or 1.1502-76(b)(2)(iii)).

(b) Buyer shall timely prepare and file, or cause to be timely prepared and filed, all Tax Returns of the Company or the Subsidiaries, for taxable years or periods ending after the Closing Date. Tax Returns that are required to be filed by or with respect to the Company or the Subsidiaries for Straddle Periods (“Straddle Returns”) shall be prepared consistently with past practice to the extent permitted by applicable law. Buyer shall provide, or cause to be provided, to Member a draft of any Straddle Return at least 30 days prior to the due date, giving effect to extensions thereto, for filing such Tax Return, for review by Member. Member shall notify Buyer of any reasonable objections Member may have to any items set forth in such draft Straddle Return and Buyer and Member agree to consult and resolve in good faith any such objection. If the parties cannot resolve any such objections, the item in question shall be resolved by KPMG (the “Independent Accountant”). The fees and expenses of the Independent Accountant shall be borne equally by Member and Buyer. Buyer shall notify Member of any amounts due from Member in respect of any Straddle Return no later than 10 Business Days prior to the date on which such Straddle Return is due, and no later than 5 Business Days prior to the date on which such Straddle Return is due, Member shall pay to Buyer the amount of Taxes for which Member is responsible, but in all events, no later than 10 days after demand is made.

(c) For purposes of apportioning any Taxes relating to a Straddle Period to a Pre-Closing Taxable Period, such apportionment shall be made assuming that the relevant entity had a taxable year that ended at the close of business on the Closing Date. In the case of property Taxes and similar Taxes which apply ratably to a taxable period, the amount of Taxes allocable to the portion of the Straddle Period that is a Pre-Closing Taxable Period shall equal the Tax for the period multiplied by a fraction, the numerator of which shall be the number of days in the period up to and including the Closing Date, and the denominator of which shall be the total number of days in the period.

(d) For the portion of the Closing Date after the time of Closing, other than transactions expressly contemplated hereby, Buyer shall carry on the Business only in the ordinary course in the same manner as previously conducted.

(e) Upon written request of Member, Buyer shall, at Member’s expense, cause the Company to file for, and use commercially reasonable efforts to obtain and expedite the receipt of, any refund to which the Company or the Subsidiaries may be entitled with respect to any Pre-Closing Taxable Period; provided, however, that if any such refund could reasonably be expected to adversely affect the liability of the Company and/or the Subsidiaries for Taxes for any taxable period (or portion thereof) beginning after the Closing Date, Buyer may, in its sole discretion, refuse to cause the Company to file for any such refund until a mutual agreement with respect thereto is reached between the Member and Buyer. Any Tax refunds that are received by Buyer, the Company or any of the Subsidiaries, and any amounts credited against Tax to which Buyer, the Company or any of the Subsidiaries becomes entitled (including any interest paid or credited with respect thereto but reduced by any expenses of Buyer in obtaining such refunds or credits), that relate to Pre-Closing Taxable Periods shall be for the account of Member, and Buyer shall pay over to Member any such refund or amount of any such credit within 15 days after receipt or entitlement thereto. Any such refunds or credits relating to Straddle Periods shall be equitably apportioned between Buyer and Member.

(f) Buyer, the Company and the Subsidiaries, and the Member shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 5.11, the provision of information relating to Tax Liabilities and potential Tax Liabilities relating to the Company and the Subsidiaries for all Pre-Closing Taxable Periods and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and the provision of records and information (upon the other party’s request, at the expense of the requesting party) that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and the Subsidiaries and the Member agree (i) to retain all books and records with respect to Tax matters pertinent to the Company and the Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or the Member, any extensions thereof) of the respective taxable period, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Company and the Subsidiaries or the Member, as the case may be, shall allow the other party to take possession of such books and records; provided that nothing in this Section shall require the Member to provide any books or records relating to any consolidated returns of the Member. In addition, the Member shall assist Buyer in determining the Tax attributes allocable or apportionable to the Company within 60 days following the filing of the U.S. federal income Tax Return for the Company’s taxable year ending on the Closing Date. Without limiting the foregoing, the Company shall deliver to Buyer within 30 days from the date of this Agreement, but in no event later than the Closing Date, correct and complete copies of all Tax Returns not otherwise previously provided, including any federal and state non-income Tax Returns and all foreign Tax Returns, in each case relating to the Company and the Subsidiaries for each of its three (3) taxable years immediately preceding the Closing Date. The Company shall also deliver to Buyer within 30 days from the date of this Agreement, but in no event later than the Closing Date, any revenue agents’ reports and other notices from the Internal Revenue Service, or state, local or foreign taxing authorities relating to the Company and the Subsidiaries, for each of its three (3) taxable years immediately preceding the Closing Date.

(g) All tax-sharing agreements or similar agreements with respect to or involving the Company and the Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, the Company and the Subsidiaries shall not be bound thereby or have any liability thereunder.

(h) Buyer shall not file an amended Tax Return for the Company or any of the Subsidiaries for any Pre-Closing Taxable Period without the prior written consent of Member, which consent shall not be unreasonably withheld or delayed.

(i) Buyer shall elect to waive any carryback of net operating losses under Section 172(b)(3) of the Code for losses attributable to taxable periods beginning after the Closing Date.

(j) Whenever any taxing authority asserts a claim, makes an assessment, or otherwise disputes the amount of Taxes for which Member is or may be liable under this Agreement, Buyer shall, if informed of such an assertion, promptly inform Member, and Member shall have the right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute to the extent such proceedings or determinations affect the amount of Taxes for which Member may be liable under this Agreement; provided, however, that if such settlement could reasonably be expected to adversely affect the liability of the Company or the Subsidiaries for Taxes for any taxable period (or portion thereof) beginning after the Closing Date, such settlement shall not be agreed to without the consent of Buyer, which consent will not be unreasonably withheld or delayed. Failure to make such notification shall not alter Member’s liability therefore, except to the extent Member is actually prejudiced by Buyer’s failure to notify Member.

(k) Whenever any taxing authority asserts a claim, makes an assessment, or otherwise disputes the amount of Taxes for which the Company and/or any of the Subsidiaries is or may be liable under this Agreement, Member shall, if informed of such an assertion, promptly inform Buyer, and Buyer shall have the right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute to the extent such proceedings or determinations affect the amount of Taxes for which the Company and/or any of the Subsidiaries may be liable under this Agreement; provided, however, that if such settlement could reasonably be expected to adversely affect the liability of the Member for Taxes for any taxable period (or portion thereof) ending on or before the Closing Date, such settlement shall not be agreed to without the consent of Member, which consent will not be unreasonably withheld or delayed. Failure to make such notification shall not alter the Company’s liability therefore, except to the extent the Company is actually prejudiced by Member’s failure to notify Buyer.

(l) The Member shall be solely liable for and shall pay when due any transfer, value added, excise, stock transfer, stamp, recording, registration and similar Taxes that become payable in connection with the transactions contemplated hereby, if any.

(m) Upon request of the Buyer (which request shall be made not later than the 90th day following the Closing Date), the Member shall join with the Buyer in making an election under Section 338(h)(10) of the Code (and, at Buyer’s election, any corresponding elections under appropriate state, local or foreign laws) with respect to the purchase and sale set forth in this Agreement (the “(h)(10) Election”), including, where designated by Buyer, elections at the subsidiary level. Buyer may make the corresponding state, local or foreign elections referred to in the parenthetical of the previous sentence on a jurisdiction by jurisdiction basis. Upon request of the Buyer, the Company shall cause three (3) IRS Forms 8023 and any other appropriate election forms pursuant to applicable state, local or foreign elections being made to be prepared, executed by the Member and submitted to the Buyer on or before the Closing Date. The Buyer and the Member shall cooperate fully with each other and make available to each other such Tax data and other information as may be reasonably required by the Buyer or the Member in order to timely file the (h)(10) Election and any other required statements or schedules. In addition, if an (h)(10) Election is made, (i) Buyer shall deliver copies of the filed election forms to the Member with thirty (30) days of filing such forms with the appropriate taxing authorities, (ii) the Member and Buyer shall file all Tax Returns in a manner consistent with the (h)(10) Election, including the reasonable determination of the fair market value of the assets of the Company and the Subsidiaries, and will not take any position contrary thereto, (iii) the parties agree that the Consideration and the liabilities of the Company and the Subsidiaries (plus other relevant items) will be allocated to the assets of the Company and the Subsidiaries as provided on Schedule 5.11(m), prepared jointly by Buyer and the Member in accordance with Sections 338 and 1060 of the Code and Treasury Regulations thereunder, as may be amended by the joint agreement of Buyer and the Member in good faith to reflect the operations of the Company and the Subsidiaries through the Closing Date, or in the event any adjustment is required to be made as a result of the payment of any additional Consideration for the Company Units or otherwise, (iv) Buyer and the Member shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with Schedule 5.11(m), as amended, and will not take any position contrary thereto, and (v) all Taxes that are attributable to the making of the (h)(10) Election (or any similar state, local or foreign Section 338(h)(10) (but not Section 338(g)) election) will be borne and paid by the Member (and the Member shall indemnify Buyer, the Company and the Subsidiaries against any loss, claim, liability, expense or other damage attributable to or arising out of any failure to pay such Taxes).

(n) To the extent permissible under applicable Law, at Buyer’s election, the parties shall treat Buyer, the Company or an Affiliate (as applicable) as a “successor employer” within the meaning Treasury Regulations Sections 31.3121(a)(1)-1(b)(2) and 31.3306(b)(1)-1(b)(2) with respect to Company Employees who are not employed by the Company or any Subsidiary as of the Closing Date. Upon making such election, the Member shall provide Buyer payroll and other information necessary to treat Buyer as such a successor employer (to the extent not already provided to Buyer in accordance with this Agreement) and file all returns and reports consistent with such treatment.

Section 5.12 Exclusivity. Each of the Member and the Company agree that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, neither party shall, and shall take all action necessary to ensure that none of their respective Subsidiaries or any of their respective Affiliates shall (i) solicit, initiate, consider, encourage or accept any proposal or offer that constitutes an Acquisition Proposal or (ii) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person information with respect to, or otherwise cooperate, assist or participate in, facilitate or encourage the submission of, any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. Each of the Member and the Company shall, and shall cause the Subsidiaries to: (a) immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore by each of them or their respective Subsidiaries or any of their respective Affiliates with respect to any of the foregoing, (b) not release any Person from, or waive any provision of, any confidentiality or standstill agreement to which each of them or their respective Subsidiaries is a party, without the prior written consent of Buyer and (c) notify Buyer immediately if any Person makes any proposal, offer, inquiry or contact with respect to any of (i) or (ii) of the foregoing sentence. For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any of the following (other than the transactions contemplated herein): (A) any direct or indirect acquisition or purchase of equity in the Company or any of the Subsidiaries or all or substantially all of the assets of the Company or any of the Subsidiaries, (B) any merger, consolidation or other business combination relating to the Company or any of the Subsidiaries or (C) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company or any of the Subsidiaries.

Section 5.13 Non-Competition; Non-Solicitation.

(a) Member covenants and agrees that:

(i) during the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date (the “Restricted Period”), Member shall not, and shall cause its Affiliates to not, other than on behalf of Buyer, Buyer Ultimate Parent and their respective subsidiaries, engage, directly or indirectly, anywhere in the world in the development, sale, resale or license of Terminal Operating Systems or Marine Terminal Software; provided that, nothing herein shall prohibit the acquisition or ownership of up to two percent (2%) of the outstanding stock of a publicly-traded company that develops, sells, resells or licenses Terminal Operating Systems; or

(ii) during the period beginning on the Closing Date and ending on the second anniversary of the Closing Date (the “Solicitation Restricted Period”), Member shall not, other than on behalf of Buyer, Buyer Ultimate Parent and their respective Subsidiaries, directly or indirectly: (a) solicit, entice or induce any Person employed or engaged during the Solicitation Restricted Period in the Business as conducted by Buyer, Buyer Ultimate Parent or any of their respective Subsidiaries (including, from and after the Closing, the Company), to terminate his or her employment or engagement with, or not accept an employment or consulting arrangement with, Buyer, Buyer Ultimate Parent or any of their respective Subsidiaries (including, from and after the Closing, the Company), except for general solicitations of employment (such as a newspaper advertisement or on radio or television) not specifically directed to any Person employed during the Solicitation Restricted Period in the Business as conducted by Buyer, Buyer Ultimate Parent or any of their respective Subsidiaries or (b) hire any Person identified on Schedule 5.16(a) who at the time of hiring, or at any time within the 12 months before such hiring is or was an employee of the Company or any of its Affiliates. The obligations described in clause (b) of the immediately preceding sentence shall not apply to any Person who is terminated without cause by Buyer, Buyer Ultimate Parent or any of their respective Subsidiaries after the Closing.

(b) Member acknowledges and agrees that the restrictions contained in Section 5.13(a) are a reasonable and necessary protection of the immediate interests of Buyer, Buyer Ultimate Parent and the Company, and that Buyer and Buyer Ultimate Parent would not have entered into this Agreement without receiving the consideration offered by Member in binding Member and its Affiliates to these restrictions. If any provision contained in Section 5.13(a) shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of Section 5.13(a), but Section 5.13(a) shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time that is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform Section 5.13(a) to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law. The parties agree that Section 5.13(a)(i) is not intended to restrict Member or its Affiliates from any activities with respect to products or services offered by Member and/or its Affiliates (other than the Subsidiaries) other than Terminal Operating Systems or Marine Terminal Software.

Section 5.14 Buyer Ultimate Parent Guarantee. Buyer Ultimate Parent unconditionally and irrevocably guarantees each and every representation, warranty, covenant, agreement and obligation of the Buyer to the Member, and the full and timely performance of the Buyer’s obligations (including all payment obligations), in each case under the provisions of this Agreement. This is a guarantee of payment and performance and Buyer Ultimate Parent acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishment of the Buyer’s obligations or liability (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy Action or otherwise, shall affect the continuing validity and enforceability of this guarantee. Nothing herein is intended to, nor shall, confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 5.15 Change of Name; Use of Trademarks.

(a) At least two (2) Business Days prior to Closing, Member shall effect the change of the names of the Company and the Subsidiaries so that each name does not include the word ‘Zebra’ and to otherwise remove any other reference or indicia associated with Member, and any confusingly similar variations, derivations or abbreviations of any of the foregoing.

(b) From and after the Closing Date, and except as expressly authorized under the Transition Services Agreement, the Transitional Trademark License and the Reseller Agreement, Buyer shall not, and shall cause its Affiliates (including Company and the Subsidiaries), members and shareholders not to, use the words ‘Zebra,’ ‘WhereNet,’ and any confusingly similar variations, derivations or abbreviations of the words ‘Zebra’ or ‘WhereNet,’ including any ‘Where’ formative words (e.g., WhereSoft, WhereTag, WhereCell, WhereLan, WhereDome, WherePort, WhereCall, WhereWand, WhereTrack) in connection with any business activity anywhere in the world.

Section 5.16 Transfers with Respect to the WhereNet Marine Business. The Member shall cause the transfer of the WhereNet Marine Business to the Company or its Subsidiaries, including transferring or assigning the Intellectual Property, contracts and personnel identified in, and taking the actions identified in, Schedule 5.16(a) on or prior to Closing. The Member shall not be required by this Section 5.16 to: (1) transfer any contract for the resale of any third party hardware or software, or (2) except as set forth on Schedule 5.16(a) transfer or grant any licenses in, to or under any Intellectual Property of any third party, Member, or its Affiliates (other than the Company and its Subsidiaries) or transfer any licenses of Intellectual Property of any third party, including the third party contracts and Intellectual Property identified in Schedule 5.16(b); provided, that the Member and its Affiliates shall use commercially reasonable efforts to assist the Company in establishing and obtaining such contracts, relationships and rights to the extent provided in the Assignment and Assumption Agreement or upon request by the Company. For the avoidance of doubt, except to the extent provided in the Reseller Agreement and the Source Code License Agreement (TTS), the WhereNet Marine Business shall not include any rights in or to the Visibility Server Software or the Licensed TTS Application.

Section 5.17 Transition Covenants; Project Plan.

(a) General Cooperation. Notwithstanding anything in this Agreement or the Assignment and Assumption Agreement, the MTS Contribution Agreement, the Transition Services Agreement or the Licenses the contrary, nothing in such agreements will constitute an agreement to assign or transfer any contract or Intellectual Property set forth in Schedule 5.16(a) or any claim or right or any benefit arising thereunder or resulting therefrom if (i) an attempted assignment thereof, without consent of a third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer, Company or its Subsidiaries or Member or its Affiliates thereunder or (ii) such contracts, Intellectual Property or any claim or right or any benefit arising thereunder or resulting therefrom would infringe any other Person’s copyright, trade secret rights, right of privacy, right in personal data, moral right or other intellectual property right. Member, its Affiliates, Buyer, Company and its Subsidiaries will use their commercially reasonably efforts (but without any payment of money by Buyer and at no expense to Member or its Affiliates) to obtain the consent of the other parties to any such contracts, Intellectual Property or claim or right or any benefit arising thereunder for the assignment or transfer thereof to Company as Buyer may request. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Member or its Affiliates thereunder so that Buyer or Company would not in fact receive all such rights, Member, its Affiliates, Buyer, Company and its Subsidiaries will perform the applicable obligations set forth in the Transition Services Agreement and otherwise cooperate in a mutually agreeable arrangement under which Buyer or Company would obtain the benefits and assume the obligations thereunder in accordance with this Agreement and the Transition Services Agreement, including subcontracting, sublicensing, or subleasing to or for Buyer or Company, or under which Member or its Affiliates would enforce for the benefit of Buyer or Company, Member’s and its Affiliates’ obligations, any and all rights of Member and its Affiliates against a third party thereto. Except as expressly set forth in the Transition Services Agreement to the contrary, Member will promptly pay to Buyer or Company when received all monies received by Member under any contract set forth in Section 5.16(a) or any claim or right or any benefit arising thereunder.

(b) Reseller Agreement. With respect to the Reseller Agreements set forth in Schedule 5.16(b), in the event that Buyer or Company, despite using commercially reasonable efforts, fails to enter into an agreement with any licensor counter party of such Reseller Agreements, then from the Closing Date until the expiration of the applicable service obligation under the Transition Service Agreement, Member and its Affiliates will use commercially reasonable efforts to (i) maintain each such Reseller Agreement in effect in accordance with its terms, (ii) assist the Company in establishing and obtaining new contracts with the counter party to each such Reseller Agreement, (iii) upon Company’s request, fill orders from and resell the applicable products to, Company or Company’s customers, and (iv) provide to Company the applicable financial benefit of such orders, in a manner consistent with past practices and otherwise in accordance with the terms and conditions of each such Reseller Agreement and the Transition Services Agreement.

(c) Source Code Escrow Agreement. With respect to the Source Code Escrow Agreement set forth in Schedule 5.16(b), Member, its Affiliates and Company will use commercially reasonable efforts to (i) separate the Transferred MTS Application and the Visibility Server Software from the ‘Source Materials’ on deposit under such Source Code Escrow Agreement, (ii) have Member or an Affiliate of Member deposit the Visibility Server Software in a separate source code escrow account for the benefit of the applicable customer on terms substantially similar to the terms and conditions in such existing Source Code Escrow Agreement, (iii) have Company deposit the Transferred MTS Application in a separate source code escrow account for the benefit of the applicable customer on terms substantially similar to the terms and conditions in such existing Source Code Escrow Agreement, (iv) until such separate source code escrow agreements are established, Member, its Affiliates, and Company will cooperate in a mutually agreeable arrangement and take all necessary actions to prevent any release of the Source Materials under such existing Source Code Escrow Agreement and to comply with the obligations thereunder to protect the Source Materials, and (v) obtain any necessary consents of the applicable customer beneficiaries under such existing Source Code Escrow Agreement.

(d) Third Party Components. With respect to the Intellectual Property set forth in Schedule 5.16(b), Member, its Affiliates, and Company will, at Member’s expense, use commercially reasonable efforts and otherwise cooperate to obtain the licenses to each such item of Intellectual Property in the name of Company prior to the Closing Date, and in the event that such licenses are not obtained in the name of Navis by the Closing Date, then (i) Member and its Affiliates will use commercially reasonable efforts to provide to the Company the benefits and rights under such licenses, whether by subcontracting, sublicensing, or subleasing, and (ii) Member, its Affiliates, and Company will use commercially reasonable efforts to assist the Company in establishing and obtaining such licenses in the name of Company as soon as practicable thereafter.

(e) Shared Software Modules and Libraries. Member, its Affiliates, the Company and the Subsidiaries will use commercially reasonable efforts to identify the proprietary software modules or libraries owned by Member or its Affiliates and called by or linked to the Visibility Server Software and either or both of the Transferred MTS Application and the Licensed TTS Application within 15 days, and such shared software will be licensed to the Company in accordance with the terms and conditions of the Source Code License

Agreement (TTS), provided, however, that Member, its Affiliates, Buyer and Company will use commercially reasonable efforts to determine whether any such shared software is primarily related to or used by the Transferred MTS Application and in which case such shared software will be transferred to Company under the MTS Contribution Agreement and licensed back to Member and its Affiliates under the Source Code License Agreement (MTS).

(f) Transition Services. Within 15 days, Member, its Affiliates, Buyer the Company and the Subsidiaries, will use commercially reasonable efforts to finalize and deliver a mutually agreed and determined schedule of services to the Transition Services Agreement based on the form of such schedule in existence as of the date hereof.

Section 5.18 Covenant Not to Sue. Member will not, and will cause its Affiliates to not, sue, assert any claim against, or otherwise participate in any allegation, action, or proceeding against Company or any of its Subsidiaries, or any of their customers, importers, manufacturers, resellers or distributors (collectively, “Company Entities”), or cause, support, allow, or authorize any Person to do any of the foregoing, to the extent claiming that:

(a) the manufacture, use, sale, offer for sale, or importation of any Marine Terminal Software by or on behalf of Company and/or any of its Subsidiaries, or the use or authorized resale by any Company Entity of any Marine Terminal Software sold, licensed or made available to such Company Entity by Company and/or any of its Subsidiaries, infringes any ‘848 Application Patent;

(b) the manufacture, use, sale, offer for sale, or importation by or on behalf of Company and/or any of its Subsidiaries of a Covered Application on a stand alone basis (or the use or authorized resale by any Company Entity of a Covered Application on a stand alone basis) directly infringes any Member Patent; or

(c) the manufacture, use, sale, offer for sale, or importation by or on behalf of Company and/or any of its Subsidiaries of a Covered Application as a component of a Marine Telematics Solution (or the use or authorized resale by any Company Entity of a Covered Application as a component of a Marine Telematics Solution) directly or contributorily infringes any Member Patent or induces the infringement of any Member Patent provided that such Marine Telematics Solution excluding the Covered Application does not infringe or has a substantial non-infringing use under such Member Patent. The covenant not to sue in this clause (c) will apply to hardware and software not provided by Member and/or any of its Affiliates only to the extent that such hardware and software on a stand alone basis would have substantial non-infringing use under such Member Patent.

For purposes of this Section 5.18, “Marine Telematics Solutions” also includes hardware and/or software provided by Company Entities. The covenant not to sue in this Section 5.18 will not apply to hardware and software provided by any Person other than Member and/or any of its Affiliates to the extent that such hardware and software (y) directly infringes any Member Patent or (z) on a stand alone basis would not have any substantial non-infringing use under the applicable Member Patent.

Section 5.19 Letters of Credit. Until the earlier of the expiration of the term of the Transition Services Agreement or such time after Closing as the Company and the Subsidiaries establish their own letters of credit or comparably satisfactory arrangements, Member and its Affiliates (other than the Company and the Subsidiaries) shall maintain and provide to the Company and the Subsidiaries the benefit of any letters of credit that support the contractual obligations of the Company or any Subsidiary as of the Closing. Company will remain responsible for any obligations arising under such letters of credit.

Section 5.20 Netherlands Lease. Prior to Closing, Member or its Affiliates shall effect the assignment of the lease for Herengracht 174 Amsterdam, Netherlands dated July 30, 2003, by and between Museum Herengracht Monumenten III B.V. and Zebra Enterprise Solutions International LLC (the “Netherlands Lease”) at no cost or expense to the Company or the Subsidiaries.

ARTICLE VI - CONDITIONS TO CLOSING

Section 6.1 Conditions to the Obligations of the Company, Member, the Buyer and Buyer Ultimate Parent. The respective obligations of each of the Company, the Member, the Buyer and Buyer Ultimate Parent to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions (each of which is provided for the benefit of each of the parties hereto and may be waived by a party with respect to the other in whole or in part):

(a) Hart-Scott-Rodino Act. The waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

(b) Governmental Consents. All licenses, permits, consents, authorizations, approvals, qualifications and orders of Governmental Authorities set forth in Schedule 6.1(b) of this Agreement shall have been obtained, including CFIUS Clearance.

(c) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Authority of competent jurisdiction nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the transactions contemplated hereby illegal or (ii) otherwise prohibiting the consummation of the transactions contemplated hereby.

Section 6.2 Conditions to Obligations of the Member and the Company. The obligations of the Member and the Company to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions (each of which is provided for the exclusive benefit of the Company and the Member and may be waived solely by the Member in whole or in part):

(a) All covenants contained in this Agreement to be performed and complied with by Buyer or Buyer Ultimate Parent on or before the Closing shall have been performed and complied with in all material respects, except to the extent that such covenants are qualified by the term “material,” in which case Buyer and Buyer Ultimate Parent shall have performed and complied with all of such covenants in all respects through the Closing.

(b) Each of the representations and warranties contained in Article IV shall be true and correct in all material respects as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct in all material respects as of such date), except to the extent that such representations and warranties are qualified by the term “material,” in which case such representations and warranties shall be true and correct in all respects as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct in all respects as of such date).

(c) The Member shall have received a certificate signed on behalf of each of Buyer and Buyer Ultimate Parent by an officer of each of Buyer and Buyer Ultimate Parent to the effect that each of the conditions specified in Section 6.2(a) and Section 6.2(b) is satisfied in all respects.

(d) Each of Buyer and Buyer Ultimate Parent shall have executed and delivered to each of the Company and the Member counterparts of the Transition Services Agreement, the Reseller Agreement and the License Agreements.

Section 6.3 Conditions to Obligations of Buyer and Buyer Ultimate Parent. The obligations of Buyer and Buyer Ultimate Parent to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions (each of which is provided for the exclusive benefit of Buyer and Buyer Ultimate Parent and may be waived by them in whole or in part):

(a) All covenants contained in this Agreement to be performed and complied with by the Company or the Member on or before the Closing shall have been performed and complied with in all material respects, except to the extent that such covenants are qualified by the term “material” or contain the term “Material Adverse Effect,” in which case the Company and the Member shall have performed and complied with all of such covenants in all respects through the Closing.

(b) Each of the representations and warranties contained in Article II and Article III shall be true and correct in all material respects as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct in all material respects as of such date), except to the extent that such representations and warranties are qualified by the term “material” or contain the term “Material Adverse Effect,” in which case such representations and warranties shall be true and correct in all respects as of the Closing Date (except that those representations and warranties that address matters only as of a particular date shall be true and correct in all respects as of such date).

(c) Since the date of this Agreement: (i) no event shall have occurred which constitutes a Material Adverse Effect and (ii) no condition, event, fact, circumstances or other occurrence shall have occurred that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(d) Buyer shall have received a certificate signed on behalf of each of the Company and the Member by an officer of each of the Company and the Member to the effect that each of the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(c) is satisfied in all respects.

(e) Buyer shall have received a certificate of the Secretary of the Company, dated as of the Closing Date: (i) attaching a copy of the Governing Documents for the Company and each of the Subsidiaries, certified by such officer to be correct and complete, (ii) attaching a copy of resolutions duly adopted by the Member and the unanimous consent of the Member approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, certified by such officer as correct and complete, (iii) certifying the incumbency of each signatory of the Member and the Company to this Agreement and the other documents, instruments or certificates to be delivered pursuant to this Agreement by the Member or the Company or any of their respective officers, together with the true signatures of such officers and (iv) attaching good standing (or similar) certificates for the Member and the Company and each of the Subsidiaries from each jurisdiction where the Member or the Company and each of the Subsidiaries are incorporated or doing business, issued by the respective authorities from such jurisdictions.

(f) Additional Filings. To the extent Buyer, pursuant to Section 5.4(a), in its reasonable discretion, deems it necessary or advisable to file any Antitrust Filings or other competition-related filings in connection with the transactions contemplated by this Agreement in any additional jurisdictions, including, without limitation, the jurisdictions identified in Section 5.4(a), the waiting period (or any extension thereof) shall have expired or terminated or the necessary clearance shall have been obtained, as applicable, under the applicable Laws of such jurisdictions.

(g) Each of the Company and the Member shall have executed and delivered to the Buyer and Buyer Ultimate Parent counterparts of the Transition Services Agreement, the Reseller Agreement and the License Agreements. The Company and the Member shall also have delivered to the Buyer the following, each duly executed by all parties thereto other than Buyer or Buyer Ultimate Parent:

(i) a withdrawal and release agreement effecting the withdrawal of the Company and the Subsidiaries from, and the release of any obligations of the Company and the Subsidiaries under, that certain Distribution and Services Agreement, dated December 15, 2008, by and between Navis LLC and Zebra Technologies Corporation, Zebra Technologies Europe Limited, WhereNet Corp., proveo GmbH and Multispectral Solutions, Inc. in a form reasonably satisfactory to Buyer;

(ii) the third-party consents listed on Schedule 6.3(g)(i);

(iii) letters of resignation for each of the directors and each of the officers of the Company and the Subsidiaries in substantially the form attached as Exhibit J; and

(iv) a FIRPTA affidavit in substantially the form attached as Exhibit K.

(h) The Company and the Member shall also have delivered to the Buyer a complete copy of the VDR on DVD-ROM as of: (i) the date hereof and (ii) the Closing Date.

ARTICLE VII - SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

Section 7.1 Survival. Subject to the limitations and other provisions of this Agreement, and except in the event of fraud, the representations and warranties of the parties hereto contained herein, as the case may be, shall survive the Closing and shall remain in full force and effect until the date that is 18 months after the Closing Date (the “Indemnification Termination Date”), after which such time they shall expire and terminate and be of no further force and effect; provided, however, that the representations and warranties contained in Section 2.1, Section 2.2, Section 2.3, Section 3.1, Section 3.2 and Section 4.1 shall not expire and the representations and warranties of the Company contained in Section 2.9 (collectively, the “Statutory Representations”) shall survive until the expiration of the applicable statute of limitations (as applied to Statutory Representation, the “Statutory Termination Date”); provided further, that, as provided in Section 7.2(c)(iii) and Section 7.3(b), any written claim for breach made prior to the applicable expiration date shall survive thereafter and, as to any such claim, such expiration will not affect the rights to indemnification of the party making such claim.

Section 7.2 Indemnification by the Member.

(a) The Member agrees, subject to the other terms and conditions of this Agreement and without duplication, to indemnify Buyer, Buyer Ultimate Parent and their respective Affiliates, officers, directors and employees (each a “Buyer Indemnified Party”) against and hold them harmless from all Losses resulting from any:

(i) breach of any representation or warranty of the Company contained in Article II above;

(ii) breach of any covenant or agreement of the Company contained in this Agreement or any of the other agreements entered into in connection herewith;

(iii) Taxes with respect to any Pre-Closing Taxable Period including any and all Liability to any Governmental Authority for the failure to pay any Tax or file any Tax Return or qualify to do business in any jurisdiction where the operation of the Company’s or any of the Subsidiaries’ business would require the payment of any Tax and/or the filing of any Tax Return;

(iv) Taxes of (a) any member of an affiliated, consolidated, combined, or unitary group of which the Company or any of the Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any corresponding or similar state, local, or foreign Tax law or regulation and (b) any Person (other than the Company and the Subsidiaries) imposed on the Company or any of the Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing; and

(v) items set forth on Schedule 7.2(a)(v).

(b) The Member also agrees, subject to the other terms and conditions of this Agreement, to indemnify the Buyer Indemnified Parties against and hold them harmless from all Losses resulting from: (i) the breach of any representation or warranty of the Member contained in Article III above and (ii) any breach of any covenant or agreement of the Member or any of its Affiliates contained in this Agreement or any of the other agreements entered into in connection herewith.

(c) Except in the event of fraud, the indemnification obligations of the Member pursuant to Section 7.2(a)(i) and Section 7.2(b)(i) shall be limited as follows:

(i) The Member shall have no obligation to provide any indemnification until the aggregate dollar amount of all Losses that would otherwise be indemnifiable exceeds 0.5% of the Closing Consideration (the “Deductible Amount”), at which point the Member shall be obligated to indemnify the Buyer Indemnified Parties against and hold them harmless from all Losses to the extent such Losses exceed 0.25% of the Closing Consideration; provided, however, that: (a) the Member shall have no obligation to provide any indemnification for any individual claim or series of related claims for Losses of less than $25,000 and (b) this Section 7.2(c)(i) shall not apply to any Losses arising out of breaches of Section 2.1, Section 2.2, Section 2.3, Section 2.9, Section 2.16, Section 3.1 or Section 3.2; and

(ii) The Member shall not be obligated to indemnify any Buyer Indemnified Party for any amount of indemnifiable Losses in excess of 15% of the Closing Consideration in the aggregate (the “Cap”); provided, however, that this section Section 7.2(c)(ii) shall not apply to any Losses arising out of breaches of Section 2.1, Section 2.2, Section 2.3, Section 2.9, Section 2.16, Section 3.1 or Section 3.2; and

(iii) No indemnification shall be payable to a Buyer Indemnified Party with respect to claims asserted by such Buyer Indemnified Party pursuant to Section 7.2(a)(i) or Section 7.2(b)(i) after the Indemnification Termination Date or, in the case of claims that arise from or result from, or are directly or indirectly connected with, any breach of the Statutory Representations, after the applicable Statutory Termination Date; provided, that in the event a claim has been properly made on or prior to the Indemnification Termination Date or the applicable Statutory Termination Date, as the case may be, and such claim is unresolved as of the Indemnification Termination Date or the applicable Statutory Termination Date, as the case may be, then the right to indemnification with respect to such claim shall remain in effect until such matter shall have been finally determined.

(d) For purposes of calculating Losses under this Section 7.2 for any breach of any representation, warranty or covenant, any qualification contained in such representation, warranty or covenant using words “material,” “materially” or “material adverse effect” shall be disregarded and deemed not to include such words. In no event shall the aggregate Losses recoverable by the Buyer Indemnified Parties pursuant to this Section 7.2 exceed the Consideration.

(e) The amount of any and all Losses recoverable under this Section 7.2 shall be determined net of any amounts actually recovered by any Buyer Indemnified Party with respect thereto under or pursuant to any insurance policy, title insurance policy, indemnity, reimbursement arrangement or contract pursuant to which or under which such Buyer Indemnified Party is a party or has rights.

(f) A Buyer Indemnified Party shall give the Member written notice of any Action by or in respect of a third party as to which such Buyer Indemnified Party may request indemnification hereunder or as to which the Deductible Amount may be applied as soon as is practicable. If the document evidencing such Action is a court pleading, the Buyer Indemnified Party shall give such notice, including a copy of such pleading, within 15 days of receipt of such pleading; otherwise, it shall give such notice within 30 days of the date it receives written notice of such Action; provided, however, that the failure to notify the Member within such time periods shall not affect rights to indemnification hereunder except to the extent that the Member is actually prejudiced by such failure. The Member shall notify the Buyer Indemnified Party whether it elects to assume the defense of such Action within 20 days of the Buyer Indemnified Party’s notice of such Action. Failure by the Member to so notify the Buyer Indemnified Party shall be deemed an election by the Member not to assume the defense of such Action and a waiver by the Member of any right to assume such defense. If the Member timely notifies the Buyer Indemnified Party that it elects to assume the defense of such Action, it shall have the right to direct, through counsel of its own choosing, the defense or settlement of any such Action at its own expense; provided, it shall take all reasonable steps necessary in such defense and shall hold Buyer Indemnified Parties, to the extent provided in this Section 7.2, harmless from and against all Losses arising out of or resulting from any settlement approved by the Member or any judgment in connection with such Action. Without limiting the foregoing, if the Member elects to assume the defense of any such Action:

(i) the Member shall consult with the Buyer Indemnified Party for the purpose of allowing the Buyer Indemnified Party to participate in such defense, but in such case the expenses of the Buyer Indemnified Party shall be paid by the Buyer Indemnified Party;

(ii) a Buyer Indemnified Party shall provide and shall cause the Company and Subsidiaries to provide, as applicable, the Member and counsel with access to its records and personnel relating to any such Action during normal business hours and shall otherwise cooperate with the Member in the defense or settlement thereof, and the Member shall reimburse the Buyer Indemnified Party for all its reasonable out of pocket expenses in connection therewith to the extent provided in this Section 7.2;

(iii) the Buyer Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Member consents in writing to such payment; and

(iv) the Member shall not, except with the prior written consent of the Buyer Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) enter into any settlement or compromise or consent to the entry of any judgment with respect to such Action if such settlement, compromise or judgment (a) involves a finding or admission of wrongdoing, (b) does not include an unconditional written release by the claimant or plaintiff of the Buyer Indemnified Party from all liability in respect of such Action or (c) imposes equitable remedies or any obligation on the Buyer Indemnified Party other than solely the payment of money damages for which the Buyer Indemnified Party will be indemnified hereunder.

If the Member does not elect to assume such defense, fails to defend or if, after commencing or undertaking any such defense, fails to prosecute or withdraws from such defense, the Buyer Indemnified Party shall have the right to undertake the defense or settlement thereof, and in such case, the Buyer Indemnified Parties shall be indemnified hereunder to the extent provided in this Section 7.2.

(g) Notwithstanding anything to the contrary in the foregoing, if: (i) defendants in any action include any of Buyer Indemnified Parties and the Member, and if any Buyer Indemnified Party shall have been advised by counsel that there may be material legal defenses available to such Buyer Indemnified Party that are not available to the Member or (ii) if a conflict of interest exists between any Buyer Indemnified Party and the Member with respect to such claim or the defense thereof, then in either case, such Buyer Indemnified Party shall have the right to employ its own counsel in such action, and in such case, the Buyer Indemnified Parties shall be indemnified hereunder for the reasonable fees and expenses of such counsel to the extent provided in this Section 7.2.

(h) Buyer and each Buyer Indemnified Party shall take reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

(i) Any liability for indemnification under this Section 7.2 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement. Anything herein to the contrary notwithstanding, the Member shall not have any liability under any provision of this Agreement for any punitive, special or exemplary damages.

(j) Anything herein to the contrary notwithstanding, any indemnification with respect to Taxes shall be limited to Taxes attributable to Pre-Closing Taxable Periods and Member shall not be liable for any Taxes resulting from Buyer’s actions taken outside the ordinary course of business not contemplated by this Agreement after the Closing on the Closing Date.

(k) Payment. The assets held in escrow pursuant to the Escrow Agreement shall be used to satisfy the indemnification obligations of the Member under Section 7.2 in the following manner:

(i) Buyer Indemnified Parties shall proceed first against the funds held in escrow pursuant to the Escrow Agreement until such time as either: (a) Buyer Indemnified Parties have made claims under the Escrow Agreement in the aggregate equal to or greater than the Escrow Funds or (b) the Escrow Funds have been otherwise distributed pursuant to the terms of the Escrow Agreement.

(ii) After the occurrence of either condition described in Section 7.2(k)(i), Buyer Indemnified Parties, or any of them, shall be entitled to proceed directly against the Member for all claims for indemnification under Section 7.2. Notwithstanding the foregoing, if Buyer Indemnified Parties’ obligation under Section 7.2(k)(i) terminates because Buyer Indemnified Parties have made claims under the Escrow Agreement in the aggregate equal to or greater than the Escrow Funds, Buyer Indemnified Parties shall nevertheless have the right, but not the obligation, to proceed against the assets held in escrow in connection with additional claims for indemnification under Section 7.2 until such time as all assets held in escrow have been distributed pursuant to the terms of the Escrow Agreement.

(l) Release. Upon the Initial Escrow Release Date, the amount in the Escrow Account in excess of an amount equal to 50% of the Escrow Amount shall be delivered to the Member; provided, however, any such amounts that are reasonably necessary to satisfy any outstanding unsatisfied claims specified in any notice delivered under Section 7.2 shall also be retained in the Escrow Account in addition to an amount equal to 50% of the Escrow Amount. Upon the Second Escrow Release Date, the remaining balance of the Escrow Account shall promptly be delivered to the Member; provided, however, that the Escrow Account shall not terminate with respect to, and to the extent of, and there shall be retained in the Escrow Account, any such amounts reasonably necessary to satisfy any outstanding unsatisfied claims specified in any notice delivered under Section 7.2 on or prior to the Second Escrow Release Date with respect to facts and circumstances existing on or prior to the Second Escrow Release Date. As soon as any such claims have been fully resolved and satisfied, the Escrow Agent shall deliver to the Member the remaining portion of the Escrow Account not required to satisfy any remaining claims.

Section 7.3 Indemnification by Buyer.

(a) Buyer agrees, subject to the other terms and conditions of this Agreement and without duplication, to indemnify the Member and its respective Affiliates, officers, directors and employees (each a “Member Indemnified Party”) against and hold them harmless from all Losses resulting from: (i) the breach of any representation or warranty of Buyer contained herein and (ii) any breach of any covenant or agreement of Buyer or any of its Affiliates contained herein or any of the other agreements entered into in connection herewith.

(b) Except in the event of fraud, the indemnification obligations of Buyer pursuant to Section 7.3(a)(i) shall not be effective until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Section 7.3(a)(i): (i) exceeds the Deductible Amount, at which point Buyer shall be obligated to indemnify the Member Indemnified Parties against and hold them harmless from all Losses to the extent such Losses exceed 0.25% of the Closing Consideration, and (ii) does not exceed the Cap; provided, however, that: (y) the Member shall have no obligation to provide any indemnification for any individual claim or series of related claims for Losses of less than $25,000 and (z) the Deductible Amount and the Cap shall not apply to claims for breaches of Section 4.1. No indemnification shall be payable to a Member Indemnified Party with respect to claims asserted by such Member Indemnified Party pursuant to Section 7.3(a)(i) after the Indemnification Termination Date; provided, that in the event a claim has been properly made on or prior to the Indemnification Termination Date, and such claim is unresolved as of the Indemnification Termination Date, then the right to indemnification with respect to such claim shall remain in effect until such matter shall have been finally determined.

(c) For purposes of calculating Losses under this Section 7.3 for any breach of any representation, warranty or covenant, any qualification contained in such representation, warranty or covenant using words “material,” “materially” or “material adverse effect” shall be disregarded and deemed not to include such words. In no event shall the aggregate Losses recoverable by the Member Indemnified Parties pursuant to this Section 7.3 exceed the Consideration.

(d) The amount of any and all Losses recoverable under this Section 7.3 shall be determined net of any amounts actually recovered by any Member Indemnified Party with respect thereto under or pursuant to any insurance policy, title insurance policy, indemnity, reimbursement arrangement or contract pursuant to which or under which such Member Indemnified Party is a party or has rights.

(e) A Member Indemnified Party shall give Buyer written notice of any Action by or in respect of a third party as to which such Member Indemnified Party may request indemnification hereunder or as to which the Deductible Amount may be applied as soon as is practicable. If the document evidencing such Action is a court pleading, the Member Indemnified Party shall give such notice, including a copy of such pleading, within 15 days of receipt of such pleading; otherwise, it shall give such notice within 30 days of the date it receives written notice of such Action; provided, however, that the failure to notify Buyer within such time periods shall not affect rights to indemnification hereunder except to the extent that Buyer is actually prejudiced by such failure. Buyer shall notify the Member Indemnified Party whether it elects to assume the defense of such Action within 20 days of the Member Indemnified Party’s notice of such Action. Failure by Buyer to so notify the Member Indemnified Party shall be deemed an election by Buyer not to assume the defense of such Action and a waiver by Buyer of any right to assume such defense. If Buyer timely notifies the Member Indemnified Party that it elects to assume the defense of such Action, it shall have the right to direct, through counsel of its own choosing, the defense or settlement of any such Action at its own expense; provided, it shall take all reasonable steps necessary in such defense and shall hold Member Indemnified Parties, to the extent provided in this Section 7.3, harmless from and against all Losses arising out of or resulting from any settlement approved by Buyer or any judgment in connection with such Action. Without limiting the foregoing, if Buyer elects to assume the defense of any such Action:

(i) Buyer shall consult with the Member Indemnified Party for the purpose of allowing the Member Indemnified Party to participate in such defense, but in such case the expenses of the Member Indemnified Party shall be paid by the Member Indemnified Party;

(ii) the Member Indemnified Party shall provide and shall cause the Member to provide, as applicable, Buyer and counsel with access to its records and personnel relating to any such Action during normal business hours and shall otherwise cooperate with Buyer in the defense or settlement thereof, and Buyer shall reimburse the Member Indemnified Party for all its reasonable out of pocket expenses in connection therewith to the extent provided in this Section 7.3;

(iii) the Member Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless Buyer consents in writing to such payment; and

(iv) Buyer shall not, except with the prior written consent of the Member Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) enter into any settlement or compromise or consent to the entry of any judgment with respect to such Action if such settlement, compromise or judgment (a) involves a finding or admission of wrongdoing, (b) does not include an unconditional written release by the claimant or plaintiff of the Member Indemnified Party from all liability in respect of such Action or (c) imposes equitable remedies or any obligation on the Member Indemnified Party other than solely the payment of money damages for which the Member Indemnified Party will be indemnified hereunder

If Buyer does not elect to assume such defense, fails to defend or if, after commencing or undertaking any such defense, fails to prosecute or withdraws from such defense, the Member Indemnified Party shall have the right to undertake the defense or settlement thereof, and in such case, the Member Indemnified Parties shall be indemnified hereunder to the extent provided in this Section 7.3.

(f) Notwithstanding anything to the contrary in the foregoing, if: (i) defendants in any action include any of Member Indemnified Parties and Buyer, and if any Member Indemnified Party shall have been advised by counsel that there may be material legal defenses available to such Member Indemnified Party that are not available to Buyer or (ii) if a conflict of interest exists between any Member Indemnified Party and Buyer with respect to such claim or the defense thereof, then in either case, such Member Indemnified Party shall have the right to employ its own counsel in such action, and in such case, the Member Indemnified Party shall be indemnified hereunder for the reasonable fees and expenses of such counsel to the extent provided in this Section 7.3.

(g) Each Member Indemnified Party shall take reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

(h) Anything herein to the contrary notwithstanding, neither Buyer nor Buyer Ultimate Parent shall have any liability under any provision of this Agreement for any punitive, special or exemplary damages. Any liability for indemnification under this Section 7.3 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

Section 7.4 Treatment of Indemnity Payments. All payments made by the Member or Buyer, as the case may be, to or for the benefit of the other parties pursuant to this Article VII shall be treated as adjustments to the Consideration for Tax purposes, and such agreed treatment shall govern for purposes of this Agreement unless otherwise required by Law.

Section 7.5 Remedies Exclusive. From and after Closing, except in the event of fraud, the rights of the parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Article VII and such indemnification rights shall be the exclusive remedies of the parties subsequent to the Closing Date with respect to any matter in any way relating to this Agreement or arising in connection herewith. Except in the event of fraud or as provided in this Article VII, no Action shall be brought or maintained by any party against any other party and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misstatement or omission respecting an inaccuracy in or breach of any of the representations, warranties or covenants of any of the parties hereto set forth or contained in this Agreement.

Section 7.6 Subrogation. After any indemnification payment is made to any indemnified party pursuant to this Article VII, the indemnifying party shall, to the extent of such payment, be subrogated to all rights, if any, of the indemnified party against any third party in connection with the Losses to which such payment relates. Without limiting the generality of the preceding sentence, any indemnified party receiving an indemnification payment pursuant to the preceding sentence shall execute, upon the written request of the indemnifying party, any instrument reasonably necessary to evidence such subrogation rights.

ARTICLE VIII - TERMINATION

Section 8.1 Termination. Except as provided in Section 8.2, this Agreement may be terminated:

(a) at any time, by the mutual written consent of the Member, the Company, Buyer and Buyer Ultimate Parent;

(b) by the Member, if the Company and the Member are not then in material breach of any term of this Agreement, upon written notice to Buyer, upon a material breach of any representation, warranty or covenant of Buyer and/or Buyer Ultimate Parent contained in this Agreement; provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of written notice thereof by the Member to Buyer;

(c) by Buyer, if each of Buyer and Buyer Ultimate Parent is not then in material breach of any term of this Agreement, upon written notice to the Member, upon a material breach of any representation, warranty or covenant of the Company or the Member contained in this Agreement; provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of written notice thereof by Buyer to the Member; and

(d) by Buyer or the Member at any time after the 120th day following the date hereof, if the Closing has not occurred as of such date and the Buyer and Buyer Ultimate Parent or the Company and the Member, as applicable, is not then in material breach of any representation, warranty or covenant, as applicable, contained in this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, if on the 120th day following the date hereof the conditions to Closing set forth in Section 6.1 or Section 6.3(f) with respect to the receipt of regulatory approvals or consents from Governmental Authorities have not been satisfied, then each of Buyer and the Member shall have the right to extend such date to a date that is five (5) Business Days following the receipt of such approvals or consents by providing written notice of such election to the other party; provided further, that, it is reasonably likely at such time that the Company or Buyer, as applicable, will receive such approvals or consents in the foreseeable future.

Section 8.2 Effect of Termination In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no further liability or obligations hereunder on the part of any party hereto or their respective Affiliates except for the obligations of the parties pursuant to this Section 8.2 and Section 5.2(b) (Access to Information), Section 5.3 (Confidentiality), and Section 9.9 (Fees and Expenses); provided, however, that nothing herein shall relieve either party from liability for any breach of this Agreement existing at the time of such termination.

ARTICLE IX - GENERAL PROVISIONS

Section 9.1 Notices. All notices, requests, claims, demands and other communications under this Agreement will be written in English and will be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) or via facsimile to the parties at the following addresses (or at such other address for a party as specified by like notice):

if to the Company prior to Closing, to:

Zebra Enterprise Solutions Holdings LLC

1000 Broadway, Suite 150

Oakland, California 94607

Attention:	William Walsh
Facsimile:	(510) 267-5100

with a copy to:

Goodwin Procter LLP

135 Commonwealth Drive

Menlo Park, California 94025

Attention:	Caine T. Moss, Esq.
Kathy A. Fields, Esq.
Facsimile:	(650) 853-1038

If to the Member, to:

Zebra Technologies Corporation

475 Half Day Road, Suite 500

Lincolnshire, Illinois 60069

Attention:	General Counsel
Facsimile:	(847) 821-1492

with a copy to:

Goodwin Procter LLP

135 Commonwealth Drive

Menlo Park, California 94025

Attention:	Caine T. Moss, Esq.
Kathy A. Fields, Esq.
Facsimile:	(650) 853-1038

if to Buyer or Buyer Ultimate Parent, to:

Cargotec Corporation

Sörnäisten rantatie 23

00500 Helsinki

Finland

Attention:	General Counsel
Facsimile:	+358-204-55-4232

with a copy to:

Cargotec Solutions LLC

415 East Dundee Street

Ottawa, Kansas 66067

Attention:	Senior Counsel
Facsimile:	(785) 229-1143

with a copy to:

Reinhart Boerner Van Deuren s.c.

1000 North Water Street, Suite 1700

Milwaukee, Wisconsin 53202

Attention:	Kevin J. Howley, Esq.
Facsimile:	(414) 298-8097

Section 9.2 Disclosure Schedules. The disclosure of any information in the Schedules shall not be deemed to constitute an acknowledgment that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to, Buyer, Buyer Ultimate Parent, the Member or the Company, as applicable. The section number headings in the Schedules correspond to the section numbers in this Agreement and any information disclosed in any section of the Schedules shall be deemed to be disclosed and incorporated into any other section of the Schedules to the extent that applicability of such disclosure to such other section is appropriate and reasonably apparent on its face.

Section 9.3 Entire Agreement. This Agreement, together with the Schedules and Exhibits hereto, and any documents executed by the parties simultaneously herewith or pursuant thereto, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement (excluding the provisions of this Agreement), which shall survive the execution of this Agreement and any termination of this Agreement.

Section 9.4 No Other Representations, Warranties, Covenants and Agreements. No party hereto has made any representations, warranties, covenants or agreements, express or implied, of any nature whatsoever other than those representations, warranties, covenants and agreements expressly set forth in this Agreement.

Section 9.5 Amendment; Waivers. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by Buyer, Buyer Ultimate Parent, the Company and the Member, or in the case of a waiver, Buyer, Buyer Ultimate Parent or the Member, whoever is waiving compliance. Waiver of any term or condition of this Agreement by a party shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition by such party, or a waiver of any other term or condition of this Agreement by such party.

Section 9.6 Assignment. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

Section 9.7 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding among the parties hereto unless and until this Agreement is executed by the parties hereto.

Section 9.8 Interpretation. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference will be to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms used herein with initial capital letters have the meanings ascribed to them herein and all terms defined in this Agreement will have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein, or in any agreement or instrument that is referred to herein, means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 9.9 Fees and Expenses. Except as otherwise expressly agreed herein, as among the parties, Buyer and Buyer Ultimate Parent shall be solely liable for all legal, financial advisory, accounting, investment banking and other fees and expenses incurred by or on behalf of Buyer and Buyer Ultimate Parent in connection with the negotiation, preparation and execution of this Agreement and the performance or consummation of the transactions contemplated by this Agreement, including any such fees or expenses payable to Reinhart Boerner Van Deuren s.c. or Fredericks Michael & Co. In the event of termination of this Agreement as provided in Section 8.1, the Member shall be solely liable for all Transaction Expenses.

Section 9.10 Governing Law. This Agreement will be governed by, and construed in accordance with, the internal Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflict of laws.

Section 9.11 Dispute Resolution.

(a) Pre-Closing Disputes.

(i) Unless and until the Closing occurs, each of the Company, Buyer, Buyer Ultimate Parent, the Member hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the Court of Chancery of the State of Delaware (the “Chosen Court”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in the Chosen Court), waives any objection to the laying of venue of any such litigation in the Chosen Court and agrees not to plead or claim in the Chosen Court that such litigation brought therein has been brought in any inconvenient forum.

(ii) Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the state of Delaware, to appoint and maintain an agent in the state of Delaware as such party’s agent for acceptance of legal process with respect to the litigation of matters described in Section 9.11(a)(i) and to provide notice to the other parties hereto of such appointment and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by United States Postal Service constituting evidence of valid service. Solely for purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the state of Delaware, Buyer and Buyer Ultimate Parent do hereby appoint The Corporation Trust Company, 1209 Orange Street in the City of Wilmington, Delaware, as such agent.

(b) Post-Closing Disputes.

(i) If the Closing occurs, any controversy, claim or dispute arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement or the transactions contemplated hereby shall be resolved through binding arbitration.

(ii) The arbitration shall be administered by the American Arbitration Association (“AAA”) in accordance with its International Arbitration Rules. The arbitration shall be conducted by a single, neutral arbitrator selected by mutual agreement of the parties or, if the parties cannot reach an agreement, by AAA under its standard selection procedures. The arbitration shall take place in New York, New York, or such other place as mutually agreed by the parties. Reasonable discovery shall be permitted for the production of documents and the taking of depositions for a reasonable period after the filing of the request for arbitration. All discovery shall be governed by the Federal Rules of Civil Procedure. Any discovery disputes shall be resolved by the arbitrator. Judgment on any arbitration award rendered by the arbitrator may be entered in any court of competent jurisdiction. All fees and expenses of the arbitration shall be borne by the parties equally. However, each party shall bear the expense of its own counsel, experts, witnesses, and preparation and presentation of proof. Neither party nor the arbitrator may disclose the existence, content or results of any arbitration under this Section 9.11 without prior written consent of both parties. This arbitration provision shall survive if this Agreement should be adjudged null and void or should be canceled or terminated for any reason.

Section 9.12 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Court, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.13 Mutual Drafting. The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of Law relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

Section 9.14 Miscellaneous. This Agreement (a) shall be binding upon and inure to the benefits of the parties hereto and their respective successors and assigns and (b) may be executed in two or more counterparts which together shall constitute a single agreement. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto.

Section 9.15 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

BUYER:

CARGOTEC U.S. MANUFACTURING OY

By:
Name:
Title:

BUYER PARENT:

CARGOTEC CORPORATION

By:
Name:
Title:

COMPANY:

ZEBRA ENTERPRISE SOLUTIONS HOLDINGS LLC

By:
Name:
Title:

MEMBER:

ZEBRA TECHNOLOGIES CORPORATION

By:
Name:
Title:

Signature Page

ANNEX A

Defined Terms

Term	Section Reference
409A Plan	Section 2.9(t)
848 Application Patents	Section 1.1(a)
AAA	Section 9.11(b)(ii)
Action	Section 1.1(b)
Acquisition Proposal	Section 5.12
Affiliate	Section 1.1(a)
Agreement	Preamble
Antitrust Authorities	Section 1.1(d)
Antitrust Filings	Section 1.1(e)
Antitrust Laws	Section 1.1(f)
Assignment and Assumption Agreement	Section 1.1(g)
Base Balance Sheet	Section 2.5(a)
Benefit Plans	Section 2.10(a)
Business	Section1.1(g)
Business Continuity Plan	Section 2.24
Business Day	Section 1.1(i)
Buyer	Preamble
Buyer Ultimate Parent	Preamble
Buyers FSA	Section 5.8(e)(iv)
Buyer Indemnified Party	Section 7.2(a)
Buyer’s Savings Plan	Section 5.8(e)(vi)
Cash and Cash Equivalents	Section 1.1(j)
CFIUS	Section 1.1(k)
CFIUS Clearance	Section 1.1(l)
Chosen Court	Section 9.11(a)
Closing	Section 1.1(m)
Closing Balance Sheet	Section 1.7(a)
Closing Cash	Section 1.7(a)
Closing Consideration	Section 1.3
Closing Date	Section 1.4
Closing Indebtedness	Section 1.1(n)
Closing Statement	Section 1.7(a)
Closing Working Capital	Section 1.7(a)
COBRA	Section 5.8(e)(ii)
Code	Section 1.1(o)
Company	Preamble
Company Assets	Section 2.11(c)
Company Benefit Plans	Section 2.10(a)
Company Employees	Section 5.8(a)
Company Entities	Section 5.18
Company Intellectual Property	Section 2.14(a)

Term	Section Reference
Company Licenses	Section 2.19
Company Units	Preamble
Confidentiality Agreement	Section 5.3
Consideration Continuing Company Employees	Section 1.1(p) Section 5.8(a)
Counsel	Section 5.7
Covered Application	Section 1.1(q)
Current Assets	Section 1.1(r)
Current Liabilities	Section 1.1(s)
Deductible Amount	Section 7.2(c)(i)
Designated International Plan	Section 5.8(h)
Dispute Notice	Section 1.7(b)
DOJ	Section 5.4(a)
Encumbrances	Section 2.11(c)
Environment	Section 2.15(f)(i)
Environmental Laws	Section 2.15(f)(ii)
ERISA	Section 2.10(a)
ERISA Affiliate	Section 2.10(a)
Escrow Account	Section 1.1(t)
Escrow Agent	Section 1.1(u)
Escrow Agreement	Section 1.1(v)
Escrow Amount	Section 1.1(w)
Escrow Funds	Section 1.8
Estimated Cash and Cash Equivalents	Section 1.6
Estimated Indebtedness	Section 1.6
Estimated Working Capital	Section 1.6
Final Closing Adjustment Amount	Section 1.7(d)
Financial Statements	Section 2.5(a)
FSA	Section 5.8(e)(iv)
FTC	Section 5.4(a)
GAAP	Section 1.1(p)
Governing Documents	Section 1.1(y)
Governmental Authority	Section 1.1(z)
(h)(10)Election	Section 5.11(m)
Hazardous Material	Section 2.15(f)(iii)
HSR Act	Section 2.4
Incentive Plans	Section 5.8(d)
Indebtedness	Section 1.1(aa)
Indemnification Termination Date	Section 7.1
Independent Accountant	Section 5.11(b)
Initial Escrow Release Date	Section 1.1(bb)
Intellectual Property	Section 2.14(a)
International Employee Plan	Section 2.10(e)
IRS	Section 2.9(h)
Law	Section 1.1(bb)

Term	Section Reference
Lease	Section 2.11(b)
Leased Real Property	Section 2.11(b)
Liability	Section 1.1(dd)
License Agreements	Section 1.1(ee)
Licensed TTS Application	Section 1.1(ff)
Licenses-In	Section 2.14(b)
Losses	Section 1.1(dd)
Marine Telematics Solutions	Section 1.1(hh)
Marine Terminal Software	Section 1.1(ii)
Material Adverse Effect	Section 1.1(hh)
Material Contracts	Section 2.13(b)
Member	Preamble
Member Equity Rights	Section 2.10(g)
Member Indemnified Party	Section 7.3(a)
Member Patents	Section 1.1(kk)
Member Plans	Section 5.8(f)
Member’s Savings Plan	Section 5.8(e)(vi)
Member’s Severance Plan	Section 5.8(e)(iii)
MTS Contribution Agreement	Section 1.1(ll)
Netherlands Lease	Section 5.20
Neutral Auditor	Section 1.7(b)
Open Source Software	Section 2.14(c)(vi)
Person	Section 1.1(kk)
Pre-Closing Taxable Period	Section 1.1(nn)
Regulatory Filings	Section 5.4(a)
Reseller Agreement	Section 1.1(oo)
Restricted Period	Section 5.13(a)
Schedules	Article II preamble
Second Escrow Release Date	Section 1.1(pp)
Securities Act	Section 1.1(oo)
Solicitation Restricted Period	Section 5.13(a)
Source Code License Agreement (Carina Framework)	Section 1.1(rr)
Source Code License Agreement (MTS)	Section 1.1(ss)
Source Code License Agreement (TTS)	Section 1.1(tt)
Statutory Representations	Section 7.1
Statutory Termination Date	Section 7.1
Straddle Period	Section 1.1(rr)
Straddle Returns	Section 5.11(b)
Subsidiaries	Section 1.1(vv)
Systems	Section 2.24
Target Working Capital	Section 1.1(ww)
Tax Returns	Section 1.1(xx)
Taxes	Section 1.1(yy)
Terminal Operating System	Section 1.1(zz)

Term	Section Reference
Trade Secrets	Section 2.14(a)
Transaction Expenses	Section 1.1(zz)
Transfer Date	Section 5.8(a)
Transferred Company Employees	Section 5.8(a)
Transferred MTS Application	Section 1.1(bbb)
Transitional Trademark License	Section 1.1(ccc)
Transition Services Agreement	Section 1.1(zz)
VDR	Section 2.29(b)
WARN	Section 2.12(c)
WhereNet Marine Business	Section 1.1(eee)
Working Capital	Section 1.1(fff)
Working Capital Adjustment Amount	Section 1.1(eee)

EXHIBIT A

Assignment and Assumption Agreement

EXHIBIT B

Escrow Agreement

EXHIBIT C

MTS Contribution Agreement

EXHIBIT D

Reseller Agreement

EXHIBIT E

Source Code License Agreement (Carina Framework)

EXHIBIT F

Source Code License Agreement (MTS)

EXHIBIT G

Source Code License Agreement (TTS)

EXHIBIT H

Transitional Trademark License

EXHIBIT I

Transition Services Agreement

EXHIBIT J

Form of Resignation

EXHIBIT K

Form of FIRPTA Affidavit